Exhibit 99.1

COMPANY NUMBER 183476

COMPANIES ACT 2014

A PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

OF

TRINITY BIOTECH PUBLIC LIMITED COMPANY

COMPANY NUMBER 183476

COMPANIES ACT 2014

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TRINITY BIOTECH PUBLIC LIMITED COMPANY

 (As amended by all resolutions passed up to and including 30 September 2025)

1	The name of the Company is Trinity Biotech Public Limited Company (the "Company").

2	The Company is to be a public limited company, registered under Part 17 of the Companies Act 2014 (as amended) (the "Act").

3	The objects for which the Company is established are:

3.1

3.1.1	To subscribe for, take, purchase or otherwise acquire and hold shares or other interests or securities or any other company, business or undertaking;

3.1.2
To exercise and enforce all rights and powers conferred by or incident directly or indirectly to the ownership of any shares, stock, notes, bonds, loans, contracts, agreements, obligations and securities and to provide managerial and other executive, supervisory and consultancy services for or in relation to any company or enterprise in which the Company is interested upon such terms as may be thought fit;

3.1.3
To carry on any business capable of being carried on so as directly or indirectly to benefit the Company and in particular, but without prejudice to the generality of the foregoing, to carry on either itself or through subsidiaries, associated companies, investments or otherwise the businesses of researchers, manufacturers, health and wellness related service providers, buyers, sellers, and distributing agents of and dealers in all kinds of patent, pharmaceutical, medicinal, and diagnostic preparations, equipment and devices, patent medicines, technologies, drugs, cosmetics, preparations, techniques and accessories of every description, and of and in pharmaceutical, medicinal, proprietary and industrial preparations, compounds, and articles and devices of all kinds, chemists, druggists, and chemical manufacturers merchants and dealers; and to manufacture, develop, make up, prepare, buy, sell, and deal in all articles, substances, devices and equipment, and things commonly or conveniently used in or for making up, preparing or packing any of the products in which the Company is authorised to deal, or which may be required by customers of or persons having dealings with the Company.

3.2
To purchase, take on lease or in exchange, hire or otherwise acquire and hold real, chattel real and personal property of all kinds and in particular lands, tenements and hereditaments of any tenure whether subject or not to any charges or incumbrances.

3.3
To hold, sell, let, alienate, mortgage, charge or otherwise deal with any of the real and personal property, assets or undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular (without prejudice to the generality of the foregoing) for shares, debentures or securities of any other company whether or not having objects altogether or in part similar to those of this Company.

3.4
To vest any real or personal property, rights or interests acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared Trust in favour of the Company.

3.5
To undertake and execute the office of nominees for the purpose of holding and dealing with any real or personal property or security of any kind for or on behalf of any government, local authority, mortgagee, company, person or body: to act as nominee or agent generally for any purpose and either solely or jointly with another or others for any person, company, corporation, government, state or province, or for any municipal or other authority or local body; to undertake and execute the office of trustee, executor, administrator, registrar, secretary, committee or attorney to undertake the management of any business or undertaking or transaction, and generally to undertake, perform and fulfil any trust or agency business of any kind and any office of trust or confidence.

3.6
To construct, erect, enlarge, alter and maintain buildings, houses, flats, shops and ail other works, erections and things of any description whatsoever either upon the lands acquired by the company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands, and other property of the Company.

3.7
To apply for, purchase, or by other means acquire and protect, prolong and renew, any patents, patent rights, brevets d'invention, licences, trade marks, registered designs, protections and concessions or other rights which may appear likely to be advantageous or useful to the Company.

3.8
To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

3.9	To invest and deal with the monies of the Company not immediately required in such manner as from time to time may be determined.

3.10	To draw, make, accept, endorse, discount, negotiate, and issue bills of exchange, promissory notes, bills of lading and other negotiable or transferable instruments.

3.11
To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular to issue debentures, debenture stock, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise, and to charge and secure the same by trust deed or otherwise on the undertaking of the Company or upon any specific property and rights, present and future, of the Company (including if thought fit, its uncalled capital) or otherwise howsoever.

3.12
To hold in trust as trustees or as nominees and to deal with, manage and turn to account any real or personal property of any kind and in particular shares, stocks, debentures, securities, policies, book debts, claims and choses in action, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences and any interest in real or personal property and any claims against such property or against any person or company.

3.13	To acquire, deal with, manage and turn to account policies of life assurance and any other real or personal property of any kind.

3.14
To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods, the performance of the obligations of and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of any person, firm or company, and in particular (without prejudice to the generality of the foregoing) give (with or without consideration) security for any debts, obligations or liabilities of any company which is for the time being the holding company or a subsidiary (both as defined by Sections 7 and 8 of the Act) of the Company or other subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business.

3.15	To lend and advance money or give credit to such persons or companies and on such terms as may seem expedient.

3.16
To establish, promote and otherwise assist any company or companies or associations for the purpose of acquiring all or any of the properties or liabilities of this Company or for furthering the objects of the Company or for the purpose of prosecuting or executing any undertaking, works, projects or enterprises of any description.

3.17	To establish agencies and branches and appoint agents and others to assist in the conduct or extension of the Company's business and to regulate and discontinue the same.

3.18
To form, constitute or promote, or to concur in the formation, constitution or promotion of Irish or foreign companies, syndicates, associations and undertakings of all kinds and to secure by indemnity or otherwise the subscription of all or any part of the capital of any such company, syndicate, association or undertaking, and to pay any commission, brokerage, or other remuneration in connection therewith, and to employ experts to investigate and examine into the conditions, proposals, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property or rights.

3.19
To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stock and other assets specifically appropriated for the purposes of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities.

3.20	To transact or carry on all or any kinds of agency business and in particular in relation to the investment of money, the sale of property and the collection and receipt of money.

3.21	To procure the Company to be registered or recognised in any place outside Ireland.

3.22
To do all or any of the matters hereby authorised in any place outside Ireland, either alone or in conjunction with or as trustees or agent for any other company or person or by or through any factors, trustees or agents.

3.23
To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company.

3.24
To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business or proposing to carry on any business within the objects of the Company.

3.25
To distribute in specie or otherwise as may be resolved any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to the Company or of which the Company may have the power of disposal.

3.26
To enter into any arrangement with any government or local or other authority that may seem conducive to the Company's objects or any of them and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain and to carry out and to exercise and comply with the same.

3.27
To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company or Directors or ex-Directors; of the Company and the wives, widows and families, dependants or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit-sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise.

3.28
To remunerate by cash payment or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

3.29	To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate Directors.

3.30
To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company whether such shares shall be wholly or only partly paid up.

3.31	To do all such other things as the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

3.32
To engage in currency and interest rate transactions and any other financial or other transactions of whatever nature, including any transaction for the purpose of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company's business, including but not limited to dealings, whether involving purchases, sales or otherwise in foreign and Irish currency, spot and forward exchange rate contracts, forward rate agreements, caps, floors and collars, futures, options, swaps, and any other currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.

3.33
To transact or carry on any other business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

The word "company" in this clause, except where used in reference to this Company, where the context so admits, shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated or whether domiciled or registered in Ireland or the United States of America or elsewhere.

It is hereby expressly declared that each sub-clause of this Clause shall be construed independently of the other sub-clauses hereof, and that none of the objects mentioned in any sub-clause shall be deemed to be merely subsidiary to the objects mentioned in any other sub-clause.

Provided always that the provisions of this Clause shall be subject to the Company obtaining, where necessary, for the purpose of carrying any of its objects into effect, such licence, permit or authority as may be required by law.

4	The liability of the members is limited.

5	The share capital of the Company is US$1,665,400 divided into 16,654,000,000 A Ordinary Shares of US$0.0001 each.

COMPANY NUMBER 183476

COMPANIES ACT 2014

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

TRINITY BIOTECH PUBLIC LIMITED COMPANY

 (As amended by all resolutions passed up to and including 30 September 2025)

CONTENTS

Page

PRELIMINARY		12
1	DEFINITIONS	12
2	OPTIONAL PROVISIONS OF THE ACT	16
CAPITAL		16
3	SHARE CAPITAL	16
4	ORDINARY SHARES	17
5	SECTION 1021: ALLOTMENT AUTHORITY	17
6	SECTION 1023: PRE-EMPTION DISAPPLICATION	18
7	RESIDUAL ALLOTMENT PROVISIONS	18
8	COMMISSIONS AND BROKERAGE	18
9	TRUSTS NOT RECOGNISED	19
10	FINANCIAL ASSISTANCE	19
11	REDEMPTION AND REPURCHASE OF OWN SHARES	19
12	VARIATION OF CLASS RIGHTS	20
13	VARIATION OF COMPANY CAPITAL	20
14	FRACTIONS	20
15	REDUCTION OF SHARE CAPITAL	21
CERTIFICATED SHARES		21
16	RIGHT TO CERTIFICATES	21
17	REPLACEMENT CERTIFICATES	22
UNCERTIFICATED SHARES		22
18	UNCERTIFICATED SHARES	22
LIEN ON SHARES		24
19	COMPANY’S LIEN ON SHARES NOT FULLY PAID	24
20	ENFORCEMENT OF LIEN BY SALE	24

CALLS		26
21	CALLS	26
22	LIABILITY OF JOINT HOLDERS	26
23	INTEREST	26
24	DIFFERENTIATION	27
25	PAYMENT IN ADVANCE OF CALLS	27
26	RESTRICTIONS IF CALLS UNPAID	27
27	SUMS DUE ON ALLOTMENT TREATED AS CALLS	27
FORFEITURE		27
28	FORFEITURE AFTER NOTICE OF UNPAID CALL	27
29	NOTICE AFTER FORFEITURE	28
30	CONSEQUENCES OF FORFEITURE	28
31	DISPOSAL OF FORFEITED SHARE	29
32	PROOF OF FORFEITURE	29
UNTRACED MEMBERS		30
33	SALE OF SHARES	30
34	APPLICATION OF SALE PROCEEDS	31
35	APPLICABLE ESCHEATMENT LAWS	31
TRANSFER OF SHARES		31
36	FORM OF TRANSFER	31
37	REGISTRATION OF A CERTIFICATED SHARE TRANSFER	33
38	REGISTRATION OF AN UNCERTIFICATED SHARE TRANSFER	34
39	CLOSING OF REGISTER OF MEMBERS	34
TRANSMISSION OF SHARES		34
40	ON DEATH	34
41	ELECTION OF PERSON ENTITLED BY TRANSMISSION	34
42	RIGHTS ON TRANSMISSION	35
GENERAL MEETINGS		35
43	ANNUAL AND OTHER GENERAL MEETINGS	35
44	ELECTRONIC GENERAL MEETINGS	36
45	NOTICE OF GENERAL MEETINGS	36
46	QUORUM FOR GENERAL MEETING	38
47	PROCEDURE IF QUORUM NOT PRESENT	38
48	CHAIRPERSON OF GENERAL MEETING	38
49	RIGHTS OF DIRECTORS AND OTHERS TO ATTEND MEETINGS	39
50	ACCOMMODATION OF MEMBERS AT MEETING	39
51	SECURITY	39
52	POWER TO ADJOURN	39
53	NOTICE OF ADJOURNED MEETING	40
54	BUSINESS OF ADJOURNED MEETING	40
55	THE BUSINESS OF THE ANNUAL GENERAL MEETINGS	40

VOTING		40
56	VOTING AT A GENERAL MEETING	40
57	POLL PROCEDURE	40
58	VOTES OF MEMBERS	41
59	CHAIRPERSON’S CASTING VOTE	42
60	VOTING RESTRICTIONS ON AN OUTSTANDING CALL	42
61	PROXY INSTRUMENT	42
62	CORPORATE REPRESENTATIVES	44
63	AMENDMENT TO RESOLUTIONS	44
64	OBJECTION TO ERROR IN VOTING	44
FAILURE TO DISCLOSE INTERESTS IN SHARES		44
65	FAILURE TO DISCLOSE INTERESTS IN SHARES	44
APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS		47
66	NUMBER OF DIRECTORS	47
67	STRUCTURE OF THE BOARD	48
68	BOARD’S POWER TO APPOINT DIRECTORS	48
69	APPOINTMENT OF EXECUTIVE DIRECTORS	48
70	APPOINTMENT OF OTHER OFFICERS	49
71	ELIGIBILITY OF NEW DIRECTORS	49
72	VACATION OF DIRECTOR’S OFFICE	49
BOARD POWERS		50
73	BOARD POWERS	50
74	DIRECTORS BELOW THE MINIMUM NUMBER	50
75	DELEGATION TO EXECUTIVE DIRECTORS	50
76	DELEGATION TO COMMITTEES	50
77	DELEGATION TO AGENTS	51
78	EXERCISE OF VOTING POWER	51
79	PROVISION FOR EMPLOYEES	51
80	OVERSEAS REGISTERS	51
81	ASSOCIATE DIRECTORS	52
82	BORROWING POWERS	52
83	CHANGE OF COMPANY NAME	52
DIRECTORS’ REMUNERATION, EXPENSES AND BENEFITS		52
84	FEES	52
85	EXPENSES	52
86	REMUNERATION OF EXECUTIVE DIRECTORS	52
87	SPECIAL REMUNERATION	53
88	COMPANY PROPERTY	53
89	PENSIONS AND OTHER BENEFITS	53

DIRECTORS’ PROCEEDINGS		53
90	BOARD MEETINGS	53
91	NOTICE OF BOARD MEETINGS	53
92	QUORUM	54
93	BOARD CHAIRPERSON	54
94	VOTING	54
95	TELEPHONE PARTICIPATION	54
96	WRITTEN RESOLUTIONS	55
97	COMMITTEE PROCEEDINGS	55
98	MINUTES	55
99	VALIDITY OF PROCEEDINGS	56
INTERESTS OF DIRECTORS		56
100	CONTRACTING WITH THE COMPANY	56
101	DECLARATION OF INTERESTS	56
102	AUTHORISATION OF BOARD OF CONFLICTS OF INTERESTS	57
103	PROHIBITION ON VOTING BY INTERESTED DIRECTORS	58
104	ABILITY OF INTERESTED DIRECTORS TO VOTE	58
105	DIVISION OF PROPOSALS	59
106	RULINGS ON QUESTIONS OF ENTITLEMENT TO VOTE	59
107	INTERESTS OF CONNECTED PERSONS	59
108	ABILITY OF DIRECTOR TO HOLD OTHER OFFICES	59
109	REMUNERATION FOR PROFESSIONAL SERVICES	60
110	DIRECTORSHIPS OF OTHER COMPANIES	60
SECRETARY		60
111	SECRETARY	60
SEALS AND DOCUMENT AUTHENTICATION		60
112	SEAL	60
113	DIRECTORS OR SECRETARY TO AUTHENTICATE OR CERTIFY	61
DIVIDENDS AND OTHER PAYMENTS		61
114	DECLARATION	61
115	INTERIM DIVIDENDS	61
116	ENTITLEMENT TO DIVIDENDS	61
117	PAYMENT METHODS	62
118	DEDUCTIONS	63
119	INTEREST	63
120	UNCLAIMED DIVIDENDS	63
121	UNCASHED DIVIDENDS	64
122	DIVIDENDS IN KIND	64
123	SCRIP DIVIDENDS	64
124	RESERVES	66
125	CAPITALISATION OF PROFITS AND RESERVES	66

RECORD DATES		67
126	BOARD TO FIX DATE	67
ACCOUNTS		68
127	ACCOUNTING RECORDS	68
128	ACCESS TO ACCOUNTING RECORDS	68
129	DISTRIBUTION OF ANNUAL ACCOUNTS	69
AUDIT		70
130	APPOINTMENT OF AUDITORS	70
COMMUNICATIONS		70
131	COMMUNICATIONS	70
132	COMMUNICATIONS TO THE COMPANY	70
133	COMMUNICATIONS BY THE COMPANY OR THE BOARD IN HARD COPY FORM	71
134	COMMUNICATIONS BY THE COMPANY IN ELECTRONIC FORM	71
135	COMMUNICATIONS BY THE COMPANY BY MEANS OF A WEBSITE	72
136	COMMUNICATIONS BY OTHER MEANS	73
137	FAILURE TO DELIVER BY ELECTRONIC MEANS	73
138	WHEN SERVICE IS EFFECTED ON A MEMBER	73
139	NOTICE BY ADVERTISEMENT	74
140	DOCUMENTS AND INFORMATION TO JOINT HOLDERS	74
141	SERVICE OF DOCUMENTS AND INFORMATION ON PERSONS ENTITLED TO SHARES BY TRANSMISSION	74
142	MEMBERS NOT ENTITLED TO NOTICES, DOCUMENTS AND INFORMATION	75
143	DOCUMENT DESTRUCTION	75
MISCELLANEOUS		76
144	WINDING UP	76
145	INDEMNITY AND INSURANCE	76
146	DISPUTE RESOLUTION	78

COMPANY NUMBER 183476

COMPANIES ACT 2014

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

TRINITY BIOTECH PUBLIC LIMITED COMPANY

(As amended by all resolutions passed up to and including 30 September 2025)

PRELIMINARY

1	DEFINITIONS

1.1	In these Articles (unless the context requires otherwise) the following words have the following meanings:

“Act” means the Companies Act 2014 (including any statutory modification or re-enactment of it for the time being in force);

“acting in concert” has the meaning given to it in the Irish Takeover Rules;

“Articles” means the articles of association, as amended from time to time by Special Resolution;

“Auditors” means the statutory auditors for the time being of the Company;

“beneficial ownership” of any person or group of affiliated or associated persons shall have the meaning given to such term under the United States federal securities laws, including the Exchange Act;

“Board” means the Directors or any of them duly acting as the board of directors of the Company;

“certificated” means in relation to a share in the Company, a share which is recorded in the Share Register as being held in certificated form;

“chairperson” means the Director who is elected by the Directors from time to time to preside as chairperson at all meetings of the Board and at general meetings of the Company;

“clear days” means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“Company” means Trinity Biotech Public Limited Company (or Trinity Biotech plc), a public limited company organised under the laws of Ireland with company number 183476;

“Depositary” means any depositary, clearing agency, custodian, nominee or similar entity appointed under arrangements entered into by the Company or otherwise approved by the Board that holds, or is interested directly or indirectly, including through a nominee, in, shares, or rights or interests in respect thereof, and which issues certificates, instruments, securities or other documents of title, or maintains accounts, evidencing or recording the entitlement of the holders thereof, or account holders, to or to receive such shares, rights or interests (and shall include, where so approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company);

“Depositary Interest” means any certificate, instrument, security or other document of title issued, or account maintained, by a Depositary to evidence or record the entitlement of the holder, or account holder, to or to receive shares, or rights or interests in respect thereof;

“Directors” means the directors of the Company from time to time;

“document” includes, unless otherwise specified, any document sent or supplied in electronic form;

“electronic communication” has the meaning given in the Electronic Commerce Act 2000 (including any statutory modification or re-enactment of it for the time being in force);

“electronic general meeting” a general meeting hosted on an electronic platform, whether that general meeting is physically hosted at a specific location simultaneously or not;

“electronic means” has the meaning given to it in section 2 of the Act, and includes it being done by means of all forms of electronic communication as the Board may, from time to time, prescribe, either generally or for a particular purpose;

“electronic platform”, means any form of electronic platform and includes, without limitation, website addresses, application technology and conference call systems;

“electronic signature” has the meaning given in the Electronic Commerce Act 2000 (including any statutory modification or re-enactment of it for the time being in force);

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended from time to time;

“execution” means any mode of execution, including such forms of electronic signature or other means of verifying the authenticity of a communication by electronic means as the Board may, from time to time, prescribe, either generally or for a particular purpose(and “executed” shall be construed accordingly);

“Group” means the group comprising the Company and its subsidiaries within the meaning of section 7 of the Act for the time being;

“Group Member” means any member of the Group, including the Company;

“holder” or “shareholder”, means in relation to a share, the member whose name is entered in the Share Register as the holder of that share or, where the context permits, the members whose names are entered in the Share Register as the joint holders of shares in the Company;

“interest in shares” includes, where the context permits, “interests in securities” as defined in the Irish Takeover Rules and, for the avoidance of doubt, includes, without duplication, beneficial ownership and Depositary Interests, and “interested in shares” will be construed accordingly;

“Irish Takeover Rules” means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (including any statutory modification or re-enactment of it for the time being in force);

“member” means a member within the meaning of section 168 of the Act;

“Operator” means the operator of the Uncertificated System;

“Ordinary Resolution” means an ordinary resolution of the Company’s shareholders within the meaning of the Act;

“Ordinary Shares” means A ordinary shares of US$0.0001 each (par value) in the capital of the Company, which shall rank pari passu in all respects;

“paid” or “paid up” means paid up or credited as paid up;

"Participating Security" means a security, share, class of shares or class of securities or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of an Uncertificated System in accordance with the Uncertificated Securities Regulations;

“Redeemable Shares” means redeemable shares within the meaning of sections 64 and 66(4) of the Act;

“Registered Office” means the registered office for the time being of the Company or, as appropriate, in the case of sending or supplying documents or information by electronic means, the address specified by the Board for the purpose of receiving documents or information by electronic means;

“Seal” means the common seal of the Company or any official or securities seal that the Company has or may have as permitted by the Statutes;

“Secretary” means the secretary of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary;

“share” means a share in the capital of the Company;

“Share Register” means the Company’s register of shareholders kept pursuant to the Statutes or, as the case may be, any overseas branch register kept pursuant to these Articles;

“Special Resolution” means a special resolution of the Company’s shareholders within the meaning of the Act;

“Statutes” the Act and every other legislation, statute, order regulation, instrument or other subordinate legislation for the time being in force concerning companies and affecting the Company, including any statutory re-enactment or modification of the Act or any other act, order, regulation, instrument, subordinate legislation or statutory instrument;

“treasury shares” means treasury shares within the meaning of section 109 of the Act;

“uncertificated” means in relation to a share, a share to which title is recorded in the Share Register as being held in uncertificated form;

“Uncertificated Securities Regulations” means the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68 of 1996) which are carried over by Schedule 6 of the Act, including any modification thereof and any legislation, order, regulation, instrument or subordinate legislation relating to the holding, evidencing of title to, or the transfer of, uncertificated shares or other securities (and all legislation, rules or other arrangements made under or by virtue of such provisions) in force from time to time;

“Uncertificated System” means any applicable system which is a “relevant system” (for the purposes of the Uncertificated Securities Regulations), any applicable successor or similar or alternative system to such a “relevant system”;

“working day” means a day that is not a Saturday, Sunday or public holiday in Ireland or the United States;

“writing” includes printing, typewriting, lithography, photography, electronic mail and any other mode or modes of presenting or reproducing words in a visible form including communications by electronic means; and

“$” means, US dollars, the lawful currency of the United States, and “€” means euro, the lawful currency of Ireland.

1.2	In these Articles:

(A)
words or expressions which are not defined in Article 1.1 or elsewhere in these Articles have the same meanings (where applicable) as in the Statutes as in force on the date of the adoption of these Articles;

(B)
a reference to any Statute or any provision of a Statute includes a reference to any statutory modification or re-enactment of it for the time being in force, as (where applicable) amended or modified or extended by any other Statute or any order, regulation, instrument or other subordinate legislation made under such Statute or statutory provision or under the Statute under which such statutory instrument was made;

(C)
words in the singular include the plural and vice versa, words importing any gender include all genders and a reference to a “person” includes any individual, firm, partnership, unincorporated association, company, corporation or other body corporate;

(D)	“mental disorder” means mental disorder as defined in section 3 of the Mental Health Act 2001 (including any statutory modification or re-enactment of it for the time being in force);

(E)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for such purpose;

(F)	headings do not affect the interpretation of any Article;

(G)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding the terms;

(H)
any reference to a dividend includes any dividend or other distribution, in cash or by the distribution of assets, paid or distributed to shareholders out of the profits of the Company available for distribution, and includes final dividends, interim dividends and bonus dividends;

(I)
reference to “officer” or “officers” in these Articles means any executive that has been designated by the Company as an “officer” and, for the avoidance of doubt, shall not have the meaning given to such term in the Act, and any such officers shall not constitute officers of the Company within the meaning of section 2(1) of the Act; and

(J)
the masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

1.3	These Articles shall be governed by and construed in accordance with Irish law.

2	OPTIONAL PROVISIONS OF THE ACT

2.1
Without prejudice to section 1007(4) of the Act and save as otherwise expressly provided in these Articles, where a provision of these Articles covers substantially the same subject matter as any optional provisions (as defined in section 1007(2) of the Act) of the Act, any such optional provisions shall be deemed not to apply to the Company and, for the avoidance of doubt, these Articles shall be deemed to have effect and prevail over the terms of such optional provisions.

2.2
Sections 43(2), 43(3), 77 to 81, 95(1)(a), 96(2) to (11), 124, 125, 126, 144(3), 144(4), 148(2), 158, 159, 160, 161, 162, 165, 181(6), 182(2) and (5), 183(3) and (6), 187, 188, 338(5), 338(6), 618(1)(b), 620(8), 1090, 1092 and 1113 of the Act shall not apply to the Company.

CAPITAL

3	SHARE CAPITAL

3.1	The authorised share capital of the Company is: US$1,665,400 divided into 16,654,000,000 A Ordinary Shares of US$0.0001 each.

3.2
Subject to the provisions of the Statutes and of these Articles and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any shares in the capital of the Company may be issued with such preferred, deferred, qualified or other special rights and privileges and with such conditions restrictions or qualifications, whether in regard to preference, dividend, capital (including return of capital), voting or otherwise (including, but without prejudice to the generality of the foregoing, and subject to the provisions of the Statutes, shares which are to be redeemed or are liable to be redeemed at the option of the Company or the holders) as the Company may from time to time by Ordinary Resolution determine or, if the Company does not so determine, as the Directors may determine.

3.3
If two or more persons are registered as joint holders of any share any one of such persons may give effective receipts for any dividends or other monies payable in respect of such share, but such power shall not apply to the legal personal representatives of a deceased shareholder.

3.4	The Company shall not be bound to register more than four persons as joint holders of any share.

4	ORDINARY SHARES

4.1	The Ordinary Shares shall entitle the holders thereof to the rights set out below:

(A)	the Directors may declare and pay dividends on the Ordinary Shares in accordance with Article 114 to Article 125;

(B)
on a return of capital of the Company on a winding-up or otherwise, any surplus assets of the Company available for distribution to the holders of Ordinary Shares shall be distributed to each holder of an Ordinary Share pro rata to its shareholding;

(C)
subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and / or to vote at a general meeting and to the provisions of Article 58 and any rules or regulations applicable to the conduct of any general meeting of the Company, each holder of an Ordinary Share shall have the right to attend and speak at any general meeting of the Company and to exercise one vote for every Ordinary Share of which it is the holder; and

(D)	Ordinary Shares are freely transferable in accordance with Article 36.

4.2
Unless the Directors specifically elect to treat such acquisition as a purchase for the purposes of the Act, an Ordinary Share shall be automatically deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company (including any agent or broker acting on behalf of the Company) and any person pursuant to which the Company acquires, agrees to acquire or will acquire Ordinary Shares, or an interest in Ordinary Shares, from such person.  In these circumstances, the acquisition of such shares or interest in shares by the Company, save where acquired otherwise than for valuable consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with the Act.  No resolution, whether special or otherwise, shall be required to be passed to deem any Ordinary Share a Redeemable Share.

4.3	The rights conferred upon any holder of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the operation of Article 4.2.

5	SECTION 1021: ALLOTMENT AUTHORITY

The Directors are, for the purposes of section 1021 of the Act, generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (as defined by the said section 1021) up to the amount of Company's authorised share capital as of the date of adoption of these Articles (including any shares acquired or redeemed by the Company pursuant to the provisions of the Act and held as treasury shares), and, unless it is renewed or a longer period of time is allowed under applicable law, this authority shall expire five years from the date of adoption of these Articles.  The Company may, before the expiry of such authority, make an offer or agreement which would, or might, require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this Article 5 had not expired.

6	SECTION 1023: PRE-EMPTION DISAPPLICATION

The Directors are hereby empowered pursuant to sections 1022 and 1023(3) of the Act to allot equity securities (within the meaning of the said section 1023) for cash pursuant to the authority conferred by Article 5 as if section 1022(1) of the Act did not apply to any such allotment, and, unless it is renewed or a longer period of time is allowed under applicable law, this power shall expire five years from the date of adoption of these Articles.  The Company may, before the expiry of such power, make an offer or agreement which would, or might, require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this Article 6 had not expired.

7	RESIDUAL ALLOTMENT PROVISIONS

7.1
Subject to the provisions of these Articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, re-classify, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount save in accordance with the Act, and so that the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon. To the extent permitted by the Act, shares may also be allotted by a committee of the Directors or by any other person where such committee or person is so authorized by the Directors.

7.2
Subject to any requirement to obtain the approval of shareholders under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

7.3	The Company may issue permissible letters of allotment (as defined by section 1019 of the Act).

7.4	Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

7.5
If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the holder of the share.

8	COMMISSIONS AND BROKERAGE

The Company may pay commission to any person in consideration of any person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the capital of the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to the provisions of the Act and such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two.  The Company may also, on any issue of shares, pay such brokerage as may be lawful.

9	TRUSTS NOT RECOGNISED

Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share on any trust, and the Company shall not be bound by or required to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share or any interest in any fractional part of a share other than an absolute right to the entirety thereof in the registered holder. This shall not preclude the Company from requiring the shareholders or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

10	FINANCIAL ASSISTANCE

Save as permitted by the Statutes, the Company shall not give, whether directly or indirectly and whether by means of a loan, guarantee, the provisions of security or otherwise, any financial assistance for the purpose of an acquisition made or to be made by any person of any shares in the Company or, where the Company is a subsidiary, in its holding company.

11	REDEMPTION AND REPURCHASE OF OWN SHARES

11.1	Subject to the provisions of the Act and the other provisions of these Articles, and without prejudice to the provisions of Article 4.3, the Company may:

(A)
pursuant to section 66(4) of the Act, issue any shares which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholders on such terms and in such manner as may be determined by the Directors;

(B)
redeem shares of the Company on such terms as may be contained in, or be determined pursuant to the provisions of, these Articles.  Subject as aforesaid, the Company may cancel any shares so redeemed or may hold them as treasury shares and re-issue such treasury shares as shares of any class or classes or cancel them;

(C)
subject to or in accordance with the provisions of the Act and without prejudice to any relevant special rights attached to any class of shares, acquire any of its own shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between shareholders, including shareholders of the same class) and may cancel any shares so purchased or hold them as treasury shares and may reissue any such shares as shares of any class or classes or cancel them; or

(D)	convert any of its shares into Redeemable Shares.

11.2	The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Act.

11.3
Unless the Board determines otherwise, the holder of any shares being purchased or redeemed shall be bound to deliver up to the Company at its Registered Office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

12	VARIATION OF CLASS RIGHTS

12.1
Subject to the provisions of the Act and the other provisions of these Articles and without prejudice to the provisions of Article 4.3, if at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, whether or not the Company is being wound up, be varied or abrogated:

(A)	with the consent in writing from the holders of at least three-quarters in nominal value of the issued shares of that class (excluding any shares held as treasury shares); or

(B)
with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class sanctioning the variation, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum for such a meeting. To every such meeting the provisions of Article 43.5 shall apply.

12.2	Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by:

(A)	the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) therewith;

(B)	the operation of Article 4.2; or

(C)	the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of any of its own shares in accordance with the Statutes and these Articles.

13	VARIATION OF COMPANY CAPITAL

13.1	The Company may by Ordinary Resolution vary its company capital as permitted by section 83 of the Act.

14	FRACTIONS

14.1
If, as the result of a consolidation and division or a sub-division of shares, fractions of shares become attributable to shareholders, the Board may on behalf of the shareholders deal with the fractions as it thinks fit, including (without limitation) in either of the ways prescribed in this Article below.

14.2
The Board may sell shares representing the fractions to any person (including, subject to the Statutes, the Company) for the best price reasonably obtainable and distribute the net proceeds of sale (subject to any applicable tax, abandoned property laws and the reasonable expenses of sale) in due proportion amongst the persons to whom such fractions are attributable (except that if the amount due to a person is less than €5.00, or such other sum as the Board may decide, the Company may retain such sum for its own benefit).  To give effect to such sale the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 18.9 (to effect a transfer of the shares.

14.3
The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale.  The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer.  Any instrument or exercise referred to in Article 14.2 shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

14.4
In relation to such fractions, the Board may issue, subject to the Statutes, to a shareholder credited as fully paid by way of capitalisation the minimum number of shares required to round up his or her holding of shares to a number which, following a consolidation and division or a sub-division, leaves a whole number of shares (such issue being deemed to have been effected immediately before the consolidation or the sub-division, as the case may be).  The amount required to pay up those shares may be capitalised as the Board thinks fit out of amounts standing to the credit of any reserve or fund of the Company (including any share premium account, undenominated capital account, revaluation reserve, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares.  A resolution of the Board capitalising part of any such reserve or fund will have the same effect as if the capitalisation had been made with the sanction of an Ordinary Resolution of the Company pursuant to Article 124.  In relation to the capitalisation the Board may exercise all the powers conferred on it by Article 124 without the sanction of an Ordinary Resolution of the Company.

15	REDUCTION OF SHARE CAPITAL

The Company may by Special Resolution reduce its company capital in any way it thinks expedient as permitted by section 84 of the Act.

CERTIFICATED SHARES

16	RIGHT TO CERTIFICATES

16.1
The shares of the Company may be either represented by certificates or, if permissible by applicable Statutes and the conditions of issue of the relevant shares so provide, by uncertificated shares. Except as required by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class shall be identical.

16.2
Subject to the Statutes, the requirements of (to the extent applicable) the rules of any stock exchange to which the shares are admitted to trading, and these Articles, every person (except any person in respect of whom the Company is not required by the Statutes to complete and have ready for delivery a share certificate), upon becoming the holder of a certificated share is entitled, without charge, to receive within one month after allotment or within one month of lodgement of a transfer (unless the conditions of issue provide for a longer interval), one certificate for all the certificated shares of a class registered in his or her name or, in the case of certificated shares of more than one class being registered in his or her name, to a separate certificate for each class of shares, unless the terms of issue of the shares provide otherwise.

16.3
Where a shareholder transfers part of his or her shares comprised in a certificate, the old certificate shall be cancelled and he or she shall be entitled, without charge, to one certificate for the balance of the certificated shares retained by him or her.

16.4
If and so long as all the issued shares in the capital of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes, then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

16.5
In the case of joint holders of shares held in certificated form the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all.

16.6
A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares.  It shall be issued under the Seal, which may be affixed to or printed on it, or in such other manner as the Board may approve, having regard to the terms of issue and the requirements of (to the extent applicable) the rules of any stock exchange to which the shares are admitted to trading (including by way of signature or facsimile of the signature of any person to be applied to such share certificate by any mechanical or electronic means in place of that person’s actual signature).

17	REPLACEMENT CERTIFICATES

If any certificate is worn-out, defaced, lost or destroyed, the Company may cancel it and issue a replacement certificate subject to such terms as the Board may decide as to evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity or such security but otherwise free of charge, and (if the certificate is worn-out or defaced) on delivery up of the old certificate.

UNCERTIFICATED SHARES

18	UNCERTIFICATED SHARES

18.1	The Board may resolve that a class of shares is to become, or is to cease to be, a Participating Security.

18.2
Shares of a class shall not be treated as forming a separate class from other shares of the same class as a consequence of such shares being held in certificated or uncertificated form or of any provision in these Articles or the Uncertificated Securities Regulations applying only to certificated shares or to uncertificated shares.

18.3
Any share of a class which is a Participating Security may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Securities Regulations.

18.4
These Articles apply to uncertificated shares of a class which is a Participating Security only to the extent that these Articles are consistent with the holding of such shares in uncertificated form, with the transfer of title to such shares by means of the Uncertificated System and with the Uncertificated Securities Regulations.

18.5	The Board may establish regulations not included in these Articles which (in addition to or in substitution for any provisions in these Articles):

(A)	apply to the issue, holding or transfer of uncertificated shares;

(B)	set out (where appropriate) the procedures for conversion and/or redemption of uncertificated shares; and/or

(C)	the Board considers necessary or appropriate to ensure that these Articles are consistent with the Uncertificated Securities Regulations and/or the Operator’s rules and practices.

18.6
Such regulations will apply instead of any relevant provisions in these Articles which relate to certificates and the transfer, conversion and redemption of shares or which are not consistent with the Uncertificated Securities Regulations, in all cases to the extent (if any) stated in such regulations. If the Board makes any such regulations, Article 18.4 will (for the avoidance of doubt) continue to apply to these Articles, when read in conjunction with those regulations.

18.7
Any instruction given by means of an Uncertificated System as referred to in these Articles shall be a dematerialised instruction given in accordance with the Uncertificated Securities Regulations, the facilities and requirements of the Uncertificated System and the Operator’s rules and practices.

18.8
For any purpose under these Articles, the Company may treat a shareholder’s holding of uncertificated shares and of certificated shares of the same class as if they were separate holdings, unless the Board otherwise decides.

18.9
Where the Company is entitled under the Statutes, the Operator’s rules and practices, these Articles or otherwise to dispose of, forfeit, enforce a lien over or impose a restriction on or sell or otherwise procure the sale of any shares of a class which is a Participating Security which are held in uncertificated form, the Board may take such steps (subject to the Uncertificated Securities Regulations and to such rules and practices) as may be required or appropriate, by instruction by means of the Uncertificated System or otherwise, to effect such disposal, forfeiture, enforcement or sale including by (without limitation):

(A)	requesting or requiring the deletion of any computer-based entries in the Uncertificated System relating to the holding of such shares in uncertificated form;

(B)
altering such computer-based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;

(C)	requiring any holder of such shares, by notice in writing to him or her, to change his or her holding of such uncertificated shares into certificated form within any specified period;

(D)	requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;

(E)
otherwise rectify or change the Share Register in respect of any such shares in such manner as the Board considers appropriate (including, without limitation, by entering the name of a transferee into the Share Register as the next holder of such shares); and/or

(F)
appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares from uncertificated form to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).

18.10
The Company shall enter on the Share Register how many shares are held by each shareholder in uncertificated form and in certificated form and shall maintain the register in each case as is required by the Uncertificated Securities Regulations and the relevant system concerned.

18.11	The provisions of Articles 16 and 17 shall not apply to uncertificated shares.

LIEN ON SHARES

19	COMPANY’S LIEN ON SHARES NOT FULLY PAID

19.1
The Company shall have a first and paramount lien on each issued share (not being a fully paid share) for all amounts payable to the Company (whether actually or contingently and whether presently payable or not) in respect of such share.

19.2	The lien applies to all dividends on any such share and to all amounts payable by the Company in respect of such share. It also applies notwithstanding that:

(A)	the Company may have notice of any equitable or other interest of any person in any such share; or

(B)	any such amounts payable may be the joint debts and liabilities of both the holder of the share and one or more other persons.

19.3	The Board may resolve that any share be exempt wholly or in part from this Article.

20	ENFORCEMENT OF LIEN BY SALE

20.1
For the purpose of enforcing the Company’s lien on any shares, the Board may sell them in such manner as it decides if an amount in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days following the giving of a notice to the holder (or any person entitled by transmission to the share) demanding payment of the amount due within such fourteen clear day period and stating that if the notice is not complied with the shares may be sold.

20.2	To give effect to such sale the Board may:

(A)
in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 18.9 to effect a transfer of the shares.

20.3
The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale.  The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer, and after the name of the purchaser has been entered in the Share Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. Any instrument or exercise referred to in Article 20.2 shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

20.4
The net proceeds of any sale of shares subject to the Company’s lien under these Articles (after payment of the costs and expenses of sale) shall be applied in or towards satisfaction of the amount then due to the Company in respect of the shares.  Any balance shall be paid to the original holder of, or the person entitled (but for such sale) by transmission to, the shares on (in the case of certificated shares) surrender to the Company for cancellation of the certificate for such shares and (in all cases) subject to the Company having a lien on such balance on the same basis as applied to such shares for any amount not presently payable as existed on such shares before the sale.

20.5
Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in the Share Register as held either jointly or solely by any shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such shareholder by the Company on or in respect of any shares registered as mentioned above or for or on account or in respect of any shareholder and whether in consequence of:

(A)	the death of such shareholder;

(B)	the non-payment of any income tax or other tax by such shareholder;

(C)	the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such shareholder or by or out of her estate; or

(D)
any other act or thing, in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

(1)	the Company shall be fully indemnified by such shareholder or her executor or administrator from all liability;

(2)
the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in the Share Register as held either jointly or solely by such shareholder for all monies paid or payable by the Company as referred to above in respect of such shares or in respect of any dividends or other monies thereon or for or on account or in respect of such shareholder under or in consequence of any such law, together with interest at the rate of 15% per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

(3)
the Company may recover as a debt due from such shareholder or her executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

(4)
the Company may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any shares by any such shareholder or her executor or administrator until such money and interest is set off or deducted as referred to above or in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

20.6
Subject to the rights conferred upon the holders of any class of shares, nothing in Article 20.5 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company.  As between the Company and every such shareholder as referred to above (and, her executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS

21	CALLS

21.1
Subject to the terms on which shares are allotted, the Board may make calls on the shareholders (and any persons entitled by transmission) in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the allotment terms. Each such shareholder or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

21.2
A call may be made payable by instalments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed in whole or in part as the Board may decide. A person upon whom a call is made shall remain liable for calls made upon him or her notwithstanding the subsequent transfer of the shares in respect of which the call was made.

21.3	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

22	LIABILITY OF JOINT HOLDERS

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

23	INTEREST

If the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding the appropriate rate (as defined by the Act), as the Board shall determine.  The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

24	DIFFERENTIATION

Subject to the allotment terms, the Board may make arrangements on or before the issue of shares to differentiate between the holders of shares in the amounts and times of payment of calls on their shares.

25	PAYMENT IN ADVANCE OF CALLS

25.1
The Board may, if it thinks fit, receive from any shareholder (or any person entitled by transmission) willing to advance the same or all or any part of the amount uncalled and unpaid on the shares held by him or her (or to which he or she is entitled).  The liability of each such shareholder or other person on the shares to which such payment relates shall be reduced by such amount.  The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate not exceeding the appropriate rate (as defined by the Act) as the Board may decide.

25.2
No sum paid up on a share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

26	RESTRICTIONS IF CALLS UNPAID

Unless the Board decides otherwise, no shareholder shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a shareholder until he or she has paid all calls due and payable on every share held by him or her, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

27	SUMS DUE ON ALLOTMENT TREATED AS CALLS

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall be deemed to be a call.  If such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.

FORFEITURE

28	FORFEITURE AFTER NOTICE OF UNPAID CALL

28.1
If a call or an instalment of a call remains unpaid after it has become due and payable, the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment.  The notice shall state the place where payment is to be made and that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.  If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board.  The forfeiture will include all dividends and other amounts payable in respect of the forfeited shares which have not been paid before the forfeiture.

28.2
The Board may accept the surrender of a share which is liable to be forfeited in accordance with these Articles.  All provisions in these Articles which apply to the forfeiture of a share also apply to the surrender of a share.

28.3
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

28.4
On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the shareholder sued is entered in the Share Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the shareholder sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

29	NOTICE AFTER FORFEITURE

29.1
When a share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the share or the person entitled by transmission to the share.  An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Share Register.  No forfeiture will be invalidated by any omission to give such notice or make such entry.

29.2	The Board may accept a surrender of any share liable to be forfeited hereunder.

30	CONSEQUENCES OF FORFEITURE

30.1
Subject to the provisions of the Act, a share shall, on its forfeiture, become the property of the Company and all interest in and all claims and demands against the Company in respect of a share and all other rights and liabilities incidental to the share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

30.2	The holder of a share (or the person entitled to it by transmission) which is forfeited or surrendered shall:

(A)	on its forfeiture or surrender cease to be a shareholder (or a person entitled) in respect of it;

(B)	if a certificated share, surrender to the Company for cancellation the certificate for the share;

(C)
remain liable to pay to the Company all monies payable in respect of the share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the share had not been forfeited; and

(D)
remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the share at the time of forfeiture without any deduction or allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal, but his or her liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

30.3
The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share as between the shareholder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past shareholders.

30.4
Notwithstanding any such forfeiture as aforesaid, the Board may, at any time before the forfeited shares have been otherwise disposed of, annul the forfeiture, on the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, or on the terms of compliance with the terms of any notice served under section 1062 of the Act, as appropriate, and on such further terms (if any) as it shall see fit.

31	DISPOSAL OF FORFEITED SHARE

31.1
Subject to the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board may decide either to the person who was before the forfeiture the holder or to any other person.  At any time before the disposal, the forfeiture may be cancelled on such terms as the Board may decide.  Where for the purpose of its disposal a forfeited share is to be transferred to any transferee, the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 18.9 (uncertificated shares) to effect a transfer of the shares.

31.2
The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and thereupon he or she shall be registered as the holder of the share.

31.3
The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale.  The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer, and after the name of the purchaser has been entered in the Share Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.  Any instrument or exercise referred to in Article 31.1 shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

32	PROOF OF FORFEITURE

A statutory declaration by a Director or the Secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the share.  The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the share.  The person to whom the share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal.  His or her title to the share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

UNTRACED MEMBERS

33	SALE OF SHARES

33.1	The Company may sell at the best price reasonably obtainable any share of a shareholder, or any share to which a person is entitled by transmission, if:

(A)
during the period of twelve (12) years prior to the date of the publication of the advertisements referred to in this Article 33.1 (or, if published on different dates, the earlier or earliest of them):

(1)
no cheque, warrant or money order in respect of such share sent by or on behalf of the Company to the shareholder or to the person entitled by transmission to the share, at his or her address in the Share Register or other address last known to the Company has been cashed;

(2)
no cash dividend payable on the shares has been satisfied by the transfer of funds to a bank account of the shareholder (or person entitled by transmission to the share) or by transfer of funds by means of the Uncertificated System; and

(3)
the Company has received no communication (whether in writing or otherwise) in respect of such share from such shareholder or person, provided that during such twelve (12) year period the Company has paid at least three cash dividends (whether interim or final) in respect of shares of the class in question and no such dividend has been claimed by the person entitled to such share;

(B)
on or after the expiry of such twelve (12) year period the Company has given notice of its intention to sell such share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Share Register or other last known address of the shareholder or the person entitled by transmission to the share or the address for the service of notices on such shareholder or person notified to the Company in accordance with these Articles is located;

(C)	such advertisements, if not published on the same day, are published within thirty (30) days of each other; and

(D)
during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this Article 33.1 concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such share from the shareholder or person entitled by transmission.

33.2	To give effect to a sale pursuant to Article 33.1, the Board may:

(A)
in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 18.9 (uncertificated shares) to effect a transfer of the shares.

33.3
The transferee will not be bound to see to the application of the purchase monies in respect of any such sale.  The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer, and after the name of the purchaser has been entered in the Share Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.  Any instrument or exercise referred to in Article 33.2 shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

34	APPLICATION OF SALE PROCEEDS

The Company shall account to the shareholder or other person entitled to such share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account.  The Company shall be deemed to be a debtor to, and not a trustee for, such shareholder or other person in respect of such monies.  Monies carried to such separate account may either be employed in the business of the Company or invested as the Board may think fit.  No interest shall be payable to such shareholder or other person in respect of such monies and the Company shall not be required to account for any money earned on them.

35	APPLICABLE ESCHEATMENT LAWS

35.1
To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations (“Applicable Escheatment Laws”), the Company may deal with any share of any shareholder and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring, surrendering or selling such share and transferring to third parties any unclaimed cash payments relating to such share.

35.2
The Company may only exercise the powers granted to it in Article 35.1 in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in the Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant shareholder.

35.3	Any stock transfer form to be executed by the Company in order to sell or transfer a share pursuant to Article 33.1 may be executed in accordance with Article 36.2.

TRANSFER OF SHARES

36	FORM OF TRANSFER

36.1	Subject to these Articles, a shareholder may transfer all or any of his or her shares:

(A)
in the case of certificated shares, by an instrument of transfer in writing in any usual form or in another form approved by the Board, which must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee; or

(B)	in the case of uncertificated shares, without a written instrument in accordance with the Uncertificated Securities Regulations.

36.2
The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary or any such person that the Secretary nominates for that purpose (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the shareholders in the share capital of the Company.  Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Secretary or the relevant nominee as agent for the transferor, and by the transferee where required by the Act, be deemed to be a proper instrument of transfer for the purposes of the Act.  The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered on the Share Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

36.3
The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company.  If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (a) seek reimbursement of the stamp duty from the transferee, (b) set-off the stamp duty against any dividends payable to the transferee of those shares and (c) claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid.  The Company's lien shall extend to all dividends paid on those shares.

36.4	The transferor shall remain the holder of the share transferred until the name of the transferee is entered in the Share Register in respect of it.

36.5
The Board may at any time after the allotment of any share but before any person has been entered in the Share Register as the holder thereof recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board may think fit to impose.

36.6
Notwithstanding the provisions of these Articles and subject to any provision of the Act, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with the Act or any regulations made thereunder.  Subject to the Statutes and other applicable law, the Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

36.7
Subject to such of the restrictions of these Articles and to such of the conditions of issue of share warrants as may be applicable, any share warrant may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

37	REGISTRATION OF A CERTIFICATED SHARE TRANSFER

37.1	The Directors in their absolute discretion and without assigning any reason therefor may decline to register:

(A)	any transfer of a share which is not fully paid; or

(B)	any transfer to or by a minor or person of unsound mind;

but this shall not apply to a transfer of such a share resulting from a sale of the share through a stock exchange on which the share is listed.

37.2	Subject to these Articles, the Board may, in its absolute discretion, refuse to register the transfer of a certificated share or the renunciation of a permissible letter of allotment unless:

(A)	it is in respect of a share on which the Company has no lien;

(B)	it is in respect of only one class of shares;

(C)	it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees;

(D)	it is duly stamped (if required);

(E)	a fee of €10 or such lesser sum as the Directors may from time to time require, is paid to the Company; and

(F)
it is delivered for registration to the Registered Office or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates (except in the case of a transfer of a share, for which a certificate has not been issued, by a person in respect of whom the Company is not required by the Act to complete and have ready for delivery a share certificate, and except in the case of a renunciation) and any other evidence as the Board may reasonably require to prove the title to such share of the transferor or person renouncing and the due execution by him or her of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his or her behalf, the authority of such person to do so.

37.3
If the Board refuses to register a transfer or renunciation pursuant to this Article, it shall, within two months after the date on which the transfer or renunciation was delivered to the Company, send notice of the refusal to the transferee or renounce together with their reasons for the refusal.  An instrument of transfer or renunciation which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person delivering it.  All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

37.4	The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor.

37.5	In the case of a partly paid up share the instrument of transfer must also be signed by or on behalf of the transferee.

37.6
All instruments of transfer which shall be registered shall (except in case of fraud) remain the property of the Company and be retained by the Company, but any instrument of transfer which the Board may refuse to register shall (except in case of fraud) be returned to the party presenting the same.

38	REGISTRATION OF AN UNCERTIFICATED SHARE TRANSFER

38.1
The Board shall, subject to compliance with applicable Statutes, register a transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form in accordance with the Uncertificated Securities Regulations, except that the Board may refuse (subject to any relevant requirements of (to the extent applicable) the rules of any stock exchange to which the shares are admitted to trading) to register any such transfer or renunciation which is in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Securities Regulations.

38.2
If the Board refuses to register any such transfer or renunciation the Company shall, within two months after the date on which the instruction relating to such transfer or renunciation was received by the Company, send notice of the refusal to the transferee or renouncee.

39	CLOSING OF REGISTER OF MEMBERS

Subject to the provisions of the Act and, in the case of any shares of a class which is a Participating Security, the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods, not exceeding thirty (30) days in any year, as the Board may decide.

TRANSMISSION OF SHARES

40	ON DEATH

If a shareholder dies, the survivors or survivor where he or she was a joint holder, or his or her personal representatives where he or she was the sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his or her shares.  Nothing in these Articles shall release the estate of a deceased holder from any liability in respect of a share which has been held by him or her solely or jointly.

41	ELECTION OF PERSON ENTITLED BY TRANSMISSION

41.1
A person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his or her title being produced as the Board may require, elect either to become registered as the holder of such share or to have some person nominated by him or her so registered. If he or she elects to be registered himself or herself, he or she shall give notice to the Company to that effect.  If he or she elects to have some other person registered, he or she shall:

(A)	in the case of a certificated share, execute an instrument of transfer of such share to such person; and

(B)	in the case of an uncertificated share, either:

(1)	procure that all appropriate instructions are given by means of the Uncertificated System to effect the transfer of such share to such person; or

(2)	change the uncertificated share to certificated form and then execute an instrument of transfer of such share to such person.

41.2
All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer or instructions (as the case may be) referred to in Article 41.1 as if the notice were an instrument of transfer and as if the instrument of transfer was executed, or the instructions were given, by the shareholder and the event giving rise to the transmission had not occurred.

41.3
The Board may give notice requiring a person to make the election referred to in Article 41.1.  If such notice is not complied with within sixty (60) days, the Board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

42	RIGHTS ON TRANSMISSION

A person becoming entitled by transmission to a share shall have the rights to which he or she would be entitled if he or she were the holder of the share, except that he or she shall not, before being registered as its holder, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares.

GENERAL MEETINGS

43	ANNUAL AND OTHER GENERAL MEETINGS

43.1
The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling it.  Not more than fifteen (15) months shall elapse between the date of one annual general meeting of the Company and that of the next.

43.2	Subject to the Act, all general meetings of the Company shall be held at such time and places, including electronic platforms as the Board shall determine and may be held outside Ireland.

43.3
All general meetings other than annual general meetings shall be called extraordinary general meetings. The Board shall determine whether a general meeting is to be held as a physical meeting and/or an electronic meeting, provided that all general meetings must be held in accordance with the provisions of the Act. The Board shall specify in the notice calling the general meeting whether the meeting will be physical and/or electronic. Such notice shall also specify the time, date and place and/or electronic platform(s) of the general meeting.

43.4
The Board may, whenever it thinks fit, and shall, on the requisition in writing of shareholders holding such number of shares as is prescribed by, and made in accordance with section 178 of the Act, convene a general meeting in the manner required by the Act.

43.5
All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(A)
the necessary quorum at any such meeting (or adjournment thereof) shall be shareholders of that class who together represent at least the majority of the voting rights of all the shareholders of that class entitled to vote, present in person or by proxy, at the relevant meeting; and

(B)	each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him or her.

44	ELECTRONIC GENERAL MEETINGS

44.1
Subject always to all general meetings being called and convened in accordance with the provisions of the Act, the Directors may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance by electronic means with no member necessarily in physical attendance at the electronic general meeting. The members or their proxies present shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the electronic general meeting to ensure that members attending the electronic general meeting who are not present together at the same place may attend and participate in the business of the general meeting.

44.2
If it appears to the chairman of the general meeting that the electronic platform(s), facilities or security at the electronic general meeting have become inadequate for the purposes referred to in Article 44.1 then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid and the provisions of Article 52, 53 and 54 shall apply to that adjournment.

44.3
In relation to an electronic general meeting, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access (including electronic access) to all documents which are required by the Act or these Articles to be made available at the meeting.

44.4	Nothing in these Articles prevents a general meeting being held both physically and electronically.

45	NOTICE OF GENERAL MEETINGS

45.1
A general meeting that is an annual general meeting shall be convened by not less than twenty-one (21) clear days’ and no more than sixty (60) clear days’ notice (whether in electronic form or otherwise).

45.2
Subject to the provisions of the Act and these Articles, all extraordinary general meetings shall be convened by not less than fourteen (14) clear days’ and no more than sixty (60) clear days’ notice (whether in electronic form or otherwise).

45.3
Subject to the provisions of the Act and notwithstanding that it is convened by shorter notice than that specified in Articles 45.1 and 45.2, a general meeting shall be deemed to have been duly convened if it is so agreed by:

(A)	all the shareholders entitled to attend and vote at the meeting; and

(B)	the Auditors.

45.4
Upon request in writing of shareholders holding such number of shares as is prescribed by section 178(3) of the Act, delivered to the Registered Office, it shall be the duty of the Directors to convene a general meeting to be held within two months from the date of deposit of the requisition in accordance with section 178(3) of the Act.  If such notice is not given within two months after the delivery of such request, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of three months from the said date and any notice of such meeting shall be in compliance with these Articles.

45.5	Subject to the provisions of the Act, a notice convening a general meeting shall specify:

(A)	whether the meeting is an annual general meeting or an extraordinary general meeting;

(B)	the place, the day and the time of the meeting;

(C)	the general nature of that business to be transacted at the meeting;

(D)	if the meeting is convened to consider a proposed Special Resolution, the text or substance of that proposed Special Resolution; and

(E)
with reasonable prominence, that (i) a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote instead of him or her (ii) a proxy need not also be a shareholder; and (iii) the time by which the proxy must be received at the Registered Office (or some other place in Ireland as is specified for that purpose).

45.6	Subject to the provisions of the Act, notice of every general meeting shall be given in any manner permitted by these Articles to:

(A)	every shareholder;

(B)	the personal representative of a deceased shareholder;

(C)	the assignee in bankruptcy of a bankrupt shareholder (being a bankrupt shareholder who is entitled to vote at the meeting);

(D)	the Directors and Secretary of the Company; and

(E)	the Auditors.

45.7
The notice of every general meeting may specify a time by which a person must be entered on the Share Register in order for such person to have the right to attend or vote at the meeting (subject to the Uncertificated Securities Regulations).

45.8
The Board may determine that the shareholders entitled to receive notice of a meeting are those persons entered on the Share Register at the close of business on a day determined by the Board (subject to the Uncertificated Securities Regulations).

45.9
The accidental omission to send or give notice of a meeting to or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or any other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

45.10
The Directors may postpone a general meeting of the shareholders (other than a meeting requisitioned by a shareholder in accordance with section 178(3) of the Act or where the postponement of which would be contrary to the Act or a court order pursuant to the Act) after it has been convened, and notice of such postponement shall be served in accordance with Article 45 upon all members entitled to notice of the meeting so postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with Article 45.

45.11
The Directors may cancel a general meeting of the members (other than a meeting requisitioned by a member in accordance with section 178(3) of the Act or where the cancellation of which would be contrary to the Act or a court order pursuant to the Act) after it has been convened, and notice of such cancellation shall be served in accordance with Article 43 upon all members entitled to notice of the meeting so cancelled.

46	QUORUM FOR GENERAL MEETING

46.1
No business shall be transacted at a general meeting unless a quorum is present when the meeting proceeds to business.  Shareholders holding at least 40% of the issued and outstanding ordinary shares present in person or by proxy and entitled to vote shall be a quorum for all purposes. For the purposes of this Article a proxy, attorney or other representative of a shareholder will be considered to be entitled to cast only the voting rights to which his or her appointment relates and not any other voting rights held by the shareholder he or she represents.

46.2	The Board is entitled, acting in good faith and without further enquiry, to assume the validity of any votes cast in person or by proxy.

46.3	The absence of a quorum will not prevent the appointment of a chairperson of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

47	PROCEDURE IF QUORUM NOT PRESENT

47.1
If within thirty (30) minutes (or such longer time not exceeding one hour as the chairperson of the meeting may decide to wait) after the time appointed for the holding of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting:

(A)	if convened on the requisition of shareholders, shall be dissolved; and

(B)
in any other case, shall stand adjourned to the same day in the next week or to such other day and at such other time and place as the chairperson (or, in default, the Board) may, subject to the provisions of the Act, determine.

47.2
If at such adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding it, the members present in person or by proxy shall be a quorum, but so that not less than two individuals shall constitute a quorum.

48	CHAIRPERSON OF GENERAL MEETING

The chairperson (if any) of the Board or, in his or her absence, the vice or deputy chairperson (if any) shall preside as chairperson at a general meeting.  If there is no chairperson or vice or deputy chairperson, or if at a meeting neither is present within fifteen minutes after the time fixed for the start of the meeting, or neither is willing to act, the Directors present shall select one of their number to be chairperson of the meeting.  If only one Director is present and willing to act, he or she shall be chairperson of the meeting.  In default, the shareholders present in person and entitled to vote shall choose one of their number to be chairperson of the meeting.

49	RIGHTS OF DIRECTORS AND OTHERS TO ATTEND MEETINGS

A Director (and any other person invited by the chairperson of the meeting to do so) shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of any class of shares, whether or not he or she is a shareholder.

50	ACCOMMODATION OF MEMBERS AT MEETING

If it appears to the chairperson of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all shareholders entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairperson is satisfied that adequate facilities are available to ensure that a shareholder who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(A)	to participate in the business for which the meeting has been convened;

(B)	to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(C)	to be heard and seen by all other persons present in the same way.

51	SECURITY

In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place.  The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

52	POWER TO ADJOURN

52.1
The chairperson of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting, from time to time (or indefinitely) and from place to place as the chairperson shall determine.

52.2
Without prejudice to any other power of adjournment which the chairperson of the meeting may have under these Articles, at common law or otherwise, the chairperson may, without the consent of the meeting, adjourn the meeting from time to time (or indefinitely) and from place to place if he or she decides that it is necessary or appropriate to do so in order to:

(A)	secure the proper and orderly conduct of the meeting; or

(B)	give all persons entitled to do so an opportunity of attending the meeting; or

(C)	give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(D)	ensure that the business of the meeting is properly concluded or disposed of, including (without limitation) for the purpose of determining the result of a poll.

52.3
Without prejudice to the generality of the foregoing, the chairperson of the meeting may in such circumstances direct that the meeting be held simultaneously in two or more venues connected for the duration of the meeting by audio or audio visual links or in two or more consecutive sessions with the votes taken being aggregated or that it be adjourned to a later time on the same day or a later date at the same or any other venue.

53	NOTICE OF ADJOURNED MEETING

Whenever a meeting is adjourned for fourteen (14) days or more or indefinitely, at least seven clear days’ notice, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting.  Except in these circumstances, no shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

54	BUSINESS OF ADJOURNED MEETING

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

55	THE BUSINESS OF THE ANNUAL GENERAL MEETINGS

55.1	Subject to the provisions of the Act and these Articles, the business of the annual general meeting shall include those matters provided for in section 186 of the Act.

55.2	No business may be transacted at a general meeting, other than business that:

(A)	is proposed by, or at the direction of, the Directors;

(B)	is proposed, in the case of an extraordinary general meeting, by requisition of shareholders, in accordance with the provisions of the Act;

(C)	is proposed, at the direction of the High Court of Ireland.

VOTING

56	VOTING AT A GENERAL MEETING

A resolution put to the vote of a general meeting shall be decided on a poll.  This requirement for poll voting on resolutions at a general meeting of the Company may only be removed, amended or varied by Ordinary Resolution of the shareholders passed unanimously by those present at a general meeting of the Company.

57	POLL PROCEDURE

57.1
Each poll shall be conducted in such a manner as the chairperson directs, and the result of the poll shall be deemed to be the resolution in relation to the matter concerned, of the meeting at which the poll was taken.

57.2
In advance of any meeting, the chairperson shall appoint scrutineers or inspectors who need not be shareholders, to act at the meeting.  The chairperson may appoint one or more persons as alternate scrutineers or inspectors to replace any scrutineer or inspector who fails to act.  If no scrutineer or inspector or alternate scrutineer is willing or able to act at a meeting, the chairperson shall appoint one or more other persons to act as scrutineers or inspectors at the meeting.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was conducted.

57.3
Each scrutineer or inspector appointed in accordance with this Article 57 shall, prior to acting, be required to provide an undertaking to the Company, in a form determined by the Board, that he or she will execute the duties of a scrutineer or inspector with strict impartiality and according to the best of his or her ability.

57.4
Any poll conducted on the election of the chairperson or on any question of adjournment shall be taken at the meeting and without adjournment.  A poll conducted on another question shall be taken at such time and place at the chairperson decides, either at once or after an interval or adjournment.

57.5
The date and time of the opening and the closing of a poll for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting.  No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the scrutineers or inspectors after the closing of the poll unless a court with relevant jurisdiction upon application by a shareholder shall determine otherwise.

57.6	A shareholder entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses in the same way.

58	VOTES OF MEMBERS

58.1
Every shareholder (other than a shareholder who, under these Articles or any restrictions imposed on any shares, is not entitled to vote, whether in person or by proxy, at any general meeting of the Company or any meeting of a class of shareholders of the Company) who (being an individual) is present in person or by duly appointed proxy or (being a corporation) is present by duly authorised representative or by duly appointed proxy shall have one vote for every share of which he or she is the holder.

58.2
In the case of joint holders, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders. Seniority shall be determined by the order in which the names of the holders stand in the Share Register in respect of the joint holding.

58.3
A shareholder in respect of whom an order has been made by any court or official having jurisdiction (whether in Ireland, the United States or elsewhere) in matters concerning mental disorder or incapacity may vote by his or her guardian or other person duly authorised to act on his or her behalf, who may vote by proxy.  Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be deposited at the Registered Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than forty eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

58.4
No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

59	CHAIRPERSON’S CASTING VOTE

In the case of an equality of votes, the chairperson of the meeting shall be entitled to a further or casting vote in addition to any other vote he or she may have or be entitled to exercise.

60	VOTING RESTRICTIONS ON AN OUTSTANDING CALL

Unless the Board decides otherwise, no shareholder shall be entitled to be present or vote at any meeting either personally or by proxy until he or she has paid all calls due and payable on every share held by him or her whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

61	PROXY INSTRUMENT

61.1
Every shareholder entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his or her behalf and may appoint more than one proxy to attend, speak and vote at the same meeting.  The appointment of a proxy shall be in any usual form or in any other form or manner of communication (including communication by electronic means) which the Board may approve, subject to compliance with any requirements as to form under the Act, and in the case of an instrument in writing, shall be executed by or on behalf of the appointor but need not be witnessed.  Subject to the Act, the appointment of a proxy relating to shares in the capital of the Company held in the name of a Depositary shall be in any form or manner of communication (including communication by electronic means) which the Board may approve, including without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary.  In the case of an instrument in writing, a corporation may execute a form of proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person.  A shareholder may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one share.  A proxy need not be a shareholder.  The appointment of a proxy shall not preclude a shareholder from attending and voting at the meeting or at any adjournment of it.  A form of proxy shall, unless it provides to the contrary, be valid for any adjournment of the meeting to which it relates.

61.2	The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Board shall:

(A)
in the case of an instrument in writing be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

(B)	in the case of an appointment contained in a communication by electronic means, where an address has been specified for the purpose of receiving communications by electronic means:

(1)	in the notice convening the meeting; or

(2)	in any instrument of proxy sent out by the Company in relation to the meeting; or

(3)
in any invitation contained in an communication by electronic means to appoint a proxy issued by the Company in relation to the meeting, be received at such address not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(C)	be deemed to include the right to speak at the meeting and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and

(D)
unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates, and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid (unless, subject to the requirements of the Act, the Board, in its absolute discretion in relation to any such appointment, waives any such requirement and decides to treat such appointment as valid).

61.3
When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share.  If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

61.4
The Board may at the expense of the Company send forms of appointment of proxy to the shareholders by post, by communication by electronic means or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person and worded so as to enable the proxy to vote either for or against or to withhold their vote in respect of the resolutions to be proposed at the meeting at which the proxy is to be used.  If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the shareholders entitled to be sent notice of the meeting and to vote at it.  The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any shareholder entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

61.5
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Registered Office, or at such other place as is referred to in Article 61.2, not less than forty eight (48) hours (excluding days which are not working days) before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

62	CORPORATE REPRESENTATIVES

In accordance with the Act, any corporation which is a shareholder entitled to attend a meeting of the Company or a meeting of the holders of any class of its shares may, by resolution of its Directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any such meeting of the Company or at any such meeting of the holders of any class of its shares.  Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual shareholder.  The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.  All references in these Articles to attendance and voting in person shall be construed accordingly.  A Director, the Secretary or some other person authorised for the purpose by the Secretary may (but is not bound to) require the representative to produce a certified copy of the resolution so authorising him or her or such other evidence of his or her authority reasonably satisfactory to such person before permitting him or her to exercise his or her powers.

63	AMENDMENT TO RESOLUTIONS

63.1
If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairperson of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

63.2
In the case of a resolution duly proposed as a Special Resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an Ordinary Resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty eight (48) hours prior to the time appointed for holding the meeting or adjourned meeting at which such Ordinary Resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairperson of the meeting in his or her absolute discretion decides that it may be considered or voted on.

64	OBJECTION TO ERROR IN VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs.  Any such objection or error shall be referred to the chairperson of the meeting, who shall not be obliged to take it into account unless he or she considers it to be of sufficient magnitude to affect the decision of the meeting.  The chairperson’s decision on such matters shall be final and binding on all concerned.

FAILURE TO DISCLOSE INTERESTS IN SHARES

65	FAILURE TO DISCLOSE INTERESTS IN SHARES

65.1	For the purpose of this Article:

(A)	“Exempt Transfer” means, in relation to shares held by a shareholder:

(1)	a transfer pursuant to acceptance of a takeover (as defined in the Irish Takeover Panel Act, 1997) for the Company or in relation to any of its shares;

(2)
a transfer in consequence of a sale made through a market recognised for the purpose of section 1072 of the Act or any stock exchange selected by the Company outside Ireland on which the Company’s shares (or rights in respect of those shares) are normally traded; or

(3)
a transfer made in consequence of a sale in good faith of the whole of the beneficial interest in the shares to a bona fide unconnected third party, that is to say one who, in the reasonable opinion of the Board, is unconnected with the shareholder or with any other person appearing to be interested in such shares prior to such transfer (being a party which itself is not the holder of any shares in the Company in respect of which a Direction Notice is then in force or a person appearing to be interested in any such shares) and/or the Board does not have reasonable grounds to believe that the transferor or any other person appearing to be interested in such first mentioned shares will following such transfer have any interest in such shares;

(B)
a person shall be treated as appearing to be “interested” in any shares if the shareholder holding such shares has given to the Company information in response to a notice from the Company pursuant to section 1062 of the Act (a “Section 1062 Notice”) which names such person as being so interested or if the Company (after taking into account information provided in response to the relevant Section 1062 Notice and any other notification under the Act or any relevant information otherwise available to the Company) knows or has reasonable cause to believe that the person in question is, or may be, interested in the shares, and references in this Article to persons interested in shares and to “interests in shares” shall be construed in accordance with section 1059 of the Act;

(C)
a person, other than the shareholder holding a share, shall be treated as appearing to be interested in such share if the shareholder has informed the Company that the person is or may be so interested, or if the Company (after taking account of information obtained from the shareholder or, pursuant to a duly served Section 1062 Notice from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(D)	reference to a person having failed to give to the Company information required by a Section 1062 Notice, or being in default of supplying such information, includes references to his or her having:

(1)	failed or refused to give all or any part of such information; and

(2)	given information which he or she knows to be false in a material particular or recklessly given information which is false in a material particular; and

(E)	“transfer” means a transfer of a share or (where applicable) a renunciation of a renounceable letter of allotment or other renounceable document of title relating to a share.

65.2
Where a Section 1062 Notice is given by the Company to a shareholder, or another person appearing to be interested in shares held by such shareholder, and the shareholder or other person has failed in relation to any shares (“Default Shares”) (which expression applies also to any shares issued after the date of the Section 1062 Notice in respect of those shares and to any other shares registered in the name of such shareholder at any time whilst the default subsists) to give the Company the information required within the time period specified in such notice, then provided that ten (10) clear days have elapsed since service of the Section 1062 Notice, the Board may at any time thereafter at its absolute discretion by notice to such shareholder (a “Direction Notice”) direct that:

(A)
the shareholder which is the subject of a Direction Notice is not, in respect of the Default Shares entitled to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll.

(B)	in respect of the Default Shares that represent, at the date of the Direction Notice, 0.25% or more in nominal value of the issued shares of their class:

(1)
any dividend (or any part of a dividend) or any monies which would otherwise be payable in respect of the Default Shares (except on a winding up of the Company) may be withheld by the Company, which shall have no obligation to pay interest on such dividend;

(2)	the shareholder shall not be entitled to elect, pursuant to Article 123 (scrip dividends) or otherwise, to receive shares instead of a dividend; and

(3)
the Board may, in its absolute discretion, refuse to register the transfer of any Default Shares (subject, in the case of any uncertificated shares, to the Uncertificated Securities Regulations) unless:

(a)	the transfer is an Exempt Transfer; or

(b)
the shareholder is not himself or herself in default in supplying the information required and proves to the satisfaction of the Board that no person in default of supplying the information required is interested in any of the shares which are the subject of the transfer, and

(c)	the shareholder which is the subject of a Direction Notice is in breach of these Articles.

65.3
The Company shall send a copy of the Direction Notice to each other person appearing to be interested in the relevant Default Shares the address of whom has been notified to the Company, but failure or omission by the Company to do so shall not invalidate such notice.

65.4
Where any person appearing to be interested in any shares has been served with a Section 1062 Notice and such shares are held by a Depositary, the provisions of this Article shall be deemed to apply only to those shares held by the Depositary in which such person appears to be interested and not (so far as that person's apparent interest is concerned) to any other shares held by the Depositary and references to Default Shares shall be construed accordingly.

65.5
Where a person who has an interest in Depositary Interests receives a Section 1062 Notice, that person is considered for the purposes of this Article to have an interest in the number of shares represented by those Depositary Interests which is specified in the Section 1062 Notice and not in the remainder of the shares held by the Depositary or in which the Depositary is otherwise interested.

65.6
Where the shareholder on whom a Section 1062 Notice has been served is a Depositary, the obligations of the Depositary acting in its capacity as such shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by the Depositary in accordance with the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

65.7	The sanctions under Article 65.2 shall cease to apply seven days after the earlier of:

(A)	receipt by the Company of notice of an Exempt Transfer, but only in relation to the shares transferred; and

(B)	receipt by the Company, in a form satisfactory to the Board, of all the information required by the Section 1062 Notice.

65.8	The Board may, to enable the Company to deal with Default Shares in accordance with the provisions of this Article:

(A)
give notice in writing to any shareholder holding Default Shares in uncertificated form or to any other person who is interested in Default Shares which are represented by Depositary Interests, requiring the shareholder who holds such Default Shares and/or the person holding Depositary Interests;

(B)
to change his or her holding of such shares from uncertificated form into certificated form in the name of the shareholder or his or her holding of such shares represented by Depositary Interests into certificated shares only in the name of the person who is interested in the Depositary Interests, as applicable, within a specified period; and

(C)	then to hold such Default Shares in certificated form for so long as the default subsists; and

(D)
appoint any person to take any steps, by instruction by means of the Uncertificated System or otherwise, in the name of any holder of Default Shares as may be required to change such Default Shares from uncertificated form into certificated form or where a person has an interest in Default Shares which are represented by Depositary Interests to change such Default Shares represented by Depositary Interests into certificated form only in the name of the interested person (and such steps shall be effective as if they had been taken by such holder).

65.9
None of the provisions contained in this Article shall in any way limit or restrict the rights of the Company under sections 1062 and 1066 of the Act or any order made by the court under section 1066 or elsewhere under Part 17 Chapter 4 of the Act nor shall any sanction imposed by the Board pursuant to this Article cease to have effect, otherwise than as provided in this Article, unless it is so ordered by the court.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

66	NUMBER OF DIRECTORS

The number of Directors shall be not more than ten (10) and not less than four (4), with the exact number of directors, from time, to time, determined solely by resolution of the Board.

67	STRUCTURE OF THE BOARD

67.1
Subject to the provisions of these Articles, one-third of the Directors for the time being other than a Director holding an executive office with the Company or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third shall retire from office at each annual general meeting, but if at any annual general meeting the number of Directors who are subject to retirement by rotation shall be two, one of such Directors shall retire and, if the number of such Directors shall be one, that Director shall retire.  For the avoidance of doubt, the Directors holding executive office at the date of adoption of these Articles are the chief executive officer, chief financial officer and the executive director for business development.

67.2
Subject to the provisions of the Act and of these Articles, the Directors to retire at each annual general meeting shall be the Directors who have been longest in office since their last appointment. As between Directors of equal seniority, the Directors to retire shall in the absence of agreement be selected from among them by lot. Subject as aforesaid, a retiring Director shall be eligible for re-appointment and shall act as a Director throughout the meeting at which he retires.

67.3
The Company may by ordinary resolution at the meeting at which any Director retires in the manner aforesaid fill up the vacated office by appointing a person thereto and, in default, the retiring Director, if willing to act, shall be deemed to have been re-appointed unless at such meeting it is expressly resolved not to fill such vacated office or a resolution for the re-appointment of such Director shall have been put to the meeting and lost.

67.4
At a general meeting a motion for the appointment of two or more persons as Directors of the Company by a single resolution shall not be put unless a resolution that it shall be so put has been first agreed to by the meeting without any vote being given against it.

67.5
No person other than a Director retiring at the meeting shall, unless recommended by the Directors for appointment be eligible for appointment to the office of Director at any general meeting unless, within the prescribed time before the day appointed for the meeting, there shall have been given to the Company notice in writing by some member duly qualified to be present and vote at the meeting of his intention to propose such person for appointment and also notice in writing, signed by the person to be proposed, of his willingness to be appointed. The prescribed time above mentioned shall be such that, between the date when the notice is served or deemed to be served and the day appointed for the meeting, there shall be not less than seven nor more than forty-five clear days.

68	BOARD’S POWER TO APPOINT DIRECTORS

Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

69	APPOINTMENT OF EXECUTIVE DIRECTORS

Subject to the Act, the Board may appoint one or more of its members to an executive office or other position of employment with the Company for such term (subject to the Act) and on any other conditions the Board thinks fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Any such revocation shall be without prejudice to the terms of any agreement entered into in any particular case and any claim for damages for breach of contract between such officer and the Company.

70	APPOINTMENT OF OTHER OFFICERS

The Board may appoint such other officers as the Directors may, from time to time, determine, including but not limited to, chief executive officer, chief financial officer, president, vice president, vice chairperson, Secretary, assistant secretary, treasurer, controller and assistant treasurer. The powers and duties of all other officers are at all times subject to the control of the Directors, and, subject to the terms of any agreement entered into in any particular case, any other officer may be removed from that office at any time at the pleasure of the Board. Any such removal shall be without prejudice to the terms of any agreement entered into in any particular case and any claim for damages for breach of contract between such officer and the Company.

71	ELIGIBILITY OF NEW DIRECTORS

No person shall be eligible for nomination for election or re-election as Director at any general meeting unless he or she is recommended by the Board for appointment or, in the case of a Director retiring, re-appointment.

72	VACATION OF DIRECTOR’S OFFICE

72.1	Without prejudice to the provisions in these Articles for retirement, the office of a Director shall be vacated if:

(A)	he or she resigns by notice in writing delivered to the Secretary at the Registered Office or tendered at a Board meeting;

(B)	he or she only held office as a Director for a fixed term and such term expires;

(C)	he or she ceases to be a Director by virtue of any provision of the Statutes, is removed from office pursuant to these Articles or the Statutes or becomes prohibited by law from being a Director;

(D)
he or she becomes bankrupt, has an interim receiving order made against him or her, makes any arrangement or compounds with his or her creditors generally or applies to the court for an interim order in connection with a voluntary arrangement under any legislation relating to insolvency;

(E)
an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his or her detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his or her property or affairs or he or she is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Board resolves that his or her office be vacated; and

(F)	he or she is absent, without permission of the Board, from Board meetings for six consecutive months and the Board resolves that his or her office be vacated.

72.2	A resolution of the Board declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

BOARD POWERS

73	BOARD POWERS

73.1
Subject to the Statutes, the Company’s memorandum of association and these Articles and to any directions given by Special Resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of these Articles nor any such direction shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. The provisions in these Articles giving specific powers to the Board shall not limit the general powers given by this Article.

73.2
The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

74	DIRECTORS BELOW THE MINIMUM NUMBER

If the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment.  If there are no Director or Directors able or willing to act, any two shareholders may summon a general meeting for the purpose of appointing Directors.  Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he or she is re-elected during such meeting.

75	DELEGATION TO EXECUTIVE DIRECTORS

The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Board may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the Director. The Board may at any time revoke the delegation or alter its terms and conditions.

76	DELEGATION TO COMMITTEES

76.1
The Board may delegate any of its powers, authorities and discretions (including, without limitation, those relating to the payment of monies or other remuneration to, and the conferring of benefits on, a Director) for such time and on such terms and conditions as it shall think fit to a committee consisting of one or more Directors and (if thought fit) one or more other persons.  The Board may grant to the committee the power to sub-delegate, and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the committee.  The Board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part.  Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Board and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

76.2	The Board’s power under these Articles to delegate to a committee:

(A)	includes (without limitation) the power to delegate the determination of any fee, remuneration or other benefit to be paid or provided to any Director; and

(B)	is not limited by the fact that in some Articles but not others express reference is made to particular powers being exercised by the Board or by a committee.

76.3
In addition to the Board's power to delegate to committees pursuant to this Article 76, the Board may delegate any of its powers to any individual Director or member of the management of the Company or any of associated companies as it sees fit; any such individual shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Board.

77	DELEGATION TO AGENTS

The Board may, by power of attorney or otherwise, appoint a person (including officers and employees) to be the agent of the Company and may delegate to such person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit.  The Board may grant the power to sub-delegate and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the agent. The Board may at any time revoke or alter the terms and conditions of the appointment or delegation.

78	EXERCISE OF VOTING POWER

The Board may exercise or cause to be exercised the voting power conferred by shares in any other body corporate held or owned by the Company, or any power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

79	PROVISION FOR EMPLOYEES

The Board may exercise any power conferred on the Company by the Statutes to make provision for the benefit of persons employed or formerly employed by any Group Member in connection with the cessation or the transfer to any person of the whole or part of the undertaking of such Group Member.

80	OVERSEAS REGISTERS

Subject to the Statutes and the Uncertificated Securities Regulations, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register in relation to shareholders and may make and vary such regulations as it thinks fit concerning the keeping of any such register.

81	ASSOCIATE DIRECTORS

The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title.  The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of the Statutes or these Articles.

82	BORROWING POWERS

Subject to the Statutes, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to section 1021 of the Act,  to create and issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of any third party.

83	CHANGE OF COMPANY NAME

The name of the Company may be changed, subject to the approval of the Registrar of Companies, by a Special Resolution of the Company.

DIRECTORS’ REMUNERATION, EXPENSES AND BENEFITS

84	FEES

The Company shall pay to the Directors for their services as Directors such aggregate amount of fees, salary or remuneration as the Board decides.  The aggregate fees shall be divided among the Directors in such proportions as the Board decides or, if no decision is made, equally.  A fee payable to a Director pursuant to this Article shall be distinct from any salary or remuneration payable to him or her under a service agreement or other amount payable to him or her pursuant to other provisions of these Articles and accrues from day to day.

85	EXPENSES

A Director may also be paid all travelling, hotel and other expenses properly incurred by him or her in connection with his or her attendance at meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of his or her duties as a Director, including (without limitation) any professional fees incurred by him or her (with the approval of the Board or in accordance with any procedures stipulated by the Board) in taking independent professional advice in connection with the discharge of such duties.

86	REMUNERATION OF EXECUTIVE DIRECTORS

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with the Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Board (including, for the avoidance of doubt, by the Board acting through a duly authorised Board committee), and may be in addition to or instead of a fee payable to him or her for his or her services as a Director pursuant to these Articles.

87	SPECIAL REMUNERATION

A Director who, at the request of the Board, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairperson or vice-chairperson of the Board, services as a member of any Board committee and services which the Board considers to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Board (including, for the avoidance of doubt, the Board acting through a duly authorised Board committee) may decide.

88	COMPANY PROPERTY

Each Director is expressly permitted (for the purposes of section 228(1)(d) of the Act) to use the property of the Company pursuant to or in connection with: the exercise or performance of his or her duties, functions and powers as Director or employee; the terms of any contract of service or employment or letter of appointment; and, or in the alternative, any other usage authorised by the Directors (or a person authorised by the Directors) from time to time; and including in each case for a Director's own benefit or for the benefit of another person.

89	PENSIONS AND OTHER BENEFITS

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Member, a company which is or was allied to or associated with the Company or with a Group Member or a predecessor in business of the Company or of a Group Member (and for any member of his or her family, including a spouse or former spouse, or a person who is or was dependent on him or her).  For this purpose the Board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums.  The Board may arrange for this to be done by the Company alone or in conjunction with another person.  A Director or former Director is entitled to receive and retain for his or her own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.

DIRECTORS’ PROCEEDINGS

90	BOARD MEETINGS

Subject to these Articles, the Board may regulate its proceedings as it thinks fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Board.

91	NOTICE OF BOARD MEETINGS

Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him or her personally or by word of mouth or sent in writing to his or her last known address or any other address given to the Company by him or her for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. It shall not be necessary to give notice of a Board meeting to a Director who is absent with leave unless the Director has notified the Company in writing of an address or an address for electronic communications at which notice of such meetings is to be given to him or her when he or she is absent with leave.  A Director may be treated as having waived his or her entitlement to notice of a meeting of the Board if he or she has not supplied the Company with the information necessary to ensure that he or she receives notice of a meeting before it takes place.  A Director may waive the requirement that notice of any Board meeting be given to him or her, either prospectively or retrospectively.

In this Article “address”, in relation to documents in electronic form, includes any number or address used for the supply of documents in electronic form.

92	QUORUM

No business shall be transacted at any meeting of the Board unless a quorum is present.  The quorum may be fixed by the Board and unless so fixed at any other number shall be three Directors in office at the time when the meeting is convened.  A duly convened Board meeting at which a quorum is present shall be competent to exercise any and all of the authorities, discretions and powers vested in or exercisable by the Board.

93	BOARD CHAIRPERSON

The Board may appoint any Director to be, and may remove, a chairperson and a vice- or deputy chairperson of the Board. The chairperson or, in his or her absence, the vice- or deputy chairperson, shall preside at all Board meetings.  If there is no chairperson or vice- or deputy chairperson, or if at a Board meeting neither the chairperson nor the vice- or deputy chairperson is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chairperson, the Directors present may choose any Director present to be chairperson of the meeting.

94	VOTING

Questions arising at a meeting shall be decided by a simple majority of votes of the Directors present at the meeting. Each Director present and voting shall have one vote. For the avoidance of doubt, in the case of an equality of votes, the chairperson shall have a second or casting vote.

95	TELEPHONE PARTICIPATION

A Director may participate in a meeting of the Board or a committee of the Board through the medium of conference telephone, video conferencing or any other form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting.  A person participating in this way shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote.  Subject to the Statutes, all business transacted in this way by the Board or a committee of the Board shall be deemed for the purposes of the Articles to be validly and effectively transacted at a meeting of the Board or a committee of the Board even if one Director only is physically present at any one place.  The meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairperson of the meeting then is.

96	WRITTEN RESOLUTIONS

96.1
A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and unanimously in number, or by all the members of a committee of the Board for the time being entitled to receive notice of the meetings of such committee and unanimously in number, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be).

96.2
A resolution in writing shall be deemed to have been signed by a director where the Chairperson, Company Secretary, assistant secretary or other person designated by the Board or the Company Secretary has received an email from that Director’s Certified Email Address (as defined in Article 96.3) which identifies the resolution and states, unconditionally, “I consent”.

96.3
A Director’s "Certified Email Address" is such email address as the Director has, from time to time, notified to such person and in such manner as may from time to time be prescribed by the Board.  The Company shall cause a copy of every email referred to in Article 96.2 to be entered in the book kept pursuant to section 166 of the Act.

96.4	A resolution:

(A)
may consist of several documents in the same form each executed, or consented to in accordance with Article 96.2, by one or more of the Directors or members of the relevant committee, including executions or consents evidenced by electronic transmission (including but not limited to email); and

(B)	to be effective, need not be signed or consented to by a Director who is prohibited by these Articles from voting on it.

97	COMMITTEE PROCEEDINGS

Proceedings of committees of the Board shall be conducted in accordance with regulations prescribed by the Board (if any).  Subject to those regulations, such proceedings shall be conducted in accordance with applicable provisions of these Articles regulating the proceedings of the Board.  Where the Board resolves to delegate any of its powers, authorities and discretions to a committee and such resolution states that the committee shall consist of any one or more unnamed Directors, it shall not be necessary to give notice of a meeting of such committee to any Directors other than the Director or Directors who form the committee.

98	MINUTES

98.1	The Board shall cause minutes to be made of:

(A)	all appointments of officers and committees made by the Board and of any such officer’s remuneration; and

(B)
the names of Directors present at every meeting of the Board, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

98.2
Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings were held or by the chairperson of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

99	VALIDITY OF PROCEEDINGS

All acts done in good faith by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director or a committee member shall, notwithstanding that it may be discovered afterwards that there was a defect in the appointment of any person so acting or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or committee member and entitled to vote.

INTERESTS OF DIRECTORS

100	CONTRACTING WITH THE COMPANY

Subject to the provisions of the Statutes, no Director or intending Director shall be disqualified by his or her office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any transaction or arrangement entered into on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relationship thereby established, provided that the nature of this interest has been declared by him or her in accordance with Article 101.

101	DECLARATION OF INTERESTS

101.1
A Director who is in any way (whether directly or indirectly) interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company shall, in accordance with section 231 of the Act, declare the nature of his or her interest at the first opportunity either (a) at a meeting of the Board at which the question of entering into the contract, transaction or arrangement is first taken into consideration, if the Director or officer of the Company knows this interest then exists, or in any other case, at the first meeting of the Board after learning that he or she is or has become so interested or (b) by providing a general notice to the Directors declaring that he or she is a director or an officer of, or has an interest in, a person and is to be regarded as interested in any transaction or arrangement made with that person, and after giving such general notice it shall not be necessary to give special notice relating to any particular transaction.  If a declaration of interest under this Article proves to be, or becomes, inaccurate or incomplete, a further declaration must be made.

Provided that a Director has declared the nature and extent of his or her interest to the other Directors, a Director notwithstanding his or her office:

(A)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(B)
may be counted in determining the presence of a quorum at a meeting of the Board which authorises or approves the contract, transaction or arrangement in which he or she is interested and he or she shall be at liberty to vote in respect of any contract, transaction or arrangement in which he or she is interested, provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him or her in accordance with Article 101.1, at or prior to its consideration and any vote thereon; and

(C)
may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested, and (i) he or she shall not, by reason of his or her office, be accountable to the Company for any benefit which he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; (ii) he or she shall not infringe his duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in such body corporate; (iii) he or she shall not be required to disclose to the Company, or use in performing his duties as a Director of the Company, any confidential information relating to such office or employment if to make such disclosure or use would result in a breach of a duty or obligation of confidence owed by the Director in relation to or in connection with such office or employment; (iv) he or she may absent himself or herself from discussions, whether in meetings of the Directors or otherwise, and exclude himself or herself from information which will or may relate to such office, employment, transaction, arrangement or interest; and (v) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

101.2	For the purposes of Article 101.1:

(A)
a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(B)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him or her to have knowledge shall not be treated as an interest of him or her; and

(C)
a copy of every declaration made and notice given under Article 101.1 shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, the Auditors or any shareholder at the Registered Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

102	AUTHORISATION OF BOARD OF CONFLICTS OF INTERESTS

102.1
Nothing in section 228(1)(f) of the Act shall restrict a Director from entering into a commitment which has been authorised by the Board or has been authorised pursuant to such authority as may be delegated by the Board in accordance with these Articles which, if not so authorised, would infringe the duty to avoid conflicts of interest as set out in section 228(1)(f) of the Act. As recognised by section 228(1)(e) of the Act, the Directors may agree to restrict their power to exercise an independent judgement but only where this has been expressly authorised by a resolution of the Board.  The Directors may give such authorisations upon such terms as they think fit in accordance with the Act.  The Directors may vary or terminate any such authorisations at any time.

102.2
If a matter, or office, employment or position has been authorised by the Directors in accordance with this Article 102 then (subject to such terms and conditions, if any, as the Directors may think fit to impose from time to time, and always subject to their right to vary or terminate such authorisations or the permissions set out below):

(A)
the Director shall not be required to disclose any confidential information relating to such matter, or office, employment or position to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him or her in relation to or in connection with that matter, or that office, employment or position;

(B)	the Director may absent himself or herself from meetings of the Directors at which anything relating to that matter will or may be discussed; and

(C)	the Director may make such arrangements as such Director thinks fit for relevant papers to be received and read by a professional adviser on behalf of that Director.

102.3
A Director shall not, by reason of his or her office, be accountable to the Company for any benefit which he or she derives from any matter which has been approved by the Directors pursuant to this Article 102 (subject in any such case to any limits or conditions to which such approval was subject).

103	PROHIBITION ON VOTING BY INTERESTED DIRECTORS

Except as otherwise provided in these Articles, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has any material interest otherwise than by virtue of his or her interests in shares or debentures or other securities of or otherwise in or through the Company or any resolution of the Directors granting him or her authorisation under Article 102.  A Director shall not be counted in the quorum of a meeting in relation to any resolution on which he or she is debarred from voting.

104	ABILITY OF INTERESTED DIRECTORS TO VOTE

A Director shall (in the absence of a material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A)
the giving of any security or indemnity to him or her in respect of money lent or obligations incurred by him or her at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B)
the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he, himself or she, herself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C)
any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he or she is or is to be interested as a participant in the underwriting or sub underwriting thereof;

(D)
any proposal concerning any other company in which he or she is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he or she is not interested (as that term is used in section 804 of the Act) in 1% or more of any class of the equity share capital of such company (or of any third company through which his or her interest is derived) or of the voting rights available to shareholders of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all the circumstances);

(E)
any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he or she may benefit and which has been approved by or is subject to and conditional upon approval by the Board of the Revenue Commissioners for taxation purposes;

(F)
any proposal relating to any arrangement for the benefit of employees under which he or she benefits or may benefit in a similar manner as the employees and which does not accord to him or her as a Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates; or

(G)	subject to the Statutes, any proposal concerning the purchase and/or maintenance of any insurance policy under which a Director may benefit.

105	DIVISION OF PROPOSALS

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately.  In such case each of the Directors concerned (if not debarred from voting under the proviso to Article 104(D) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.

106	RULINGS ON QUESTIONS OF ENTITLEMENT TO VOTE

If any question shall arise at any meeting as to the materiality of a Director’s interest or as to the entitlement of any Director to vote and such question is not resolved by his or her voluntarily agreeing to abstain from voting, such question shall (unless the Director in question is the chairperson in which case he or she shall withdraw from the meeting and the Board shall elect a deputy chairperson to consider the question in place of the chairperson) be referred to the chairperson of the meeting and his or her ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed.

107	INTERESTS OF CONNECTED PERSONS

For the purposes of these Articles, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company) connected with a Director within the meaning of section 220 of the Act shall be taken to be the interest of that Director.

108	ABILITY OF DIRECTOR TO HOLD OTHER OFFICES

A Director may hold any other office or place of profit under the Company (other than the office of its Auditors) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine.  A Director may be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him or her as director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of such company; provided that he or she has declared the nature of his or her position with, or interest in, such company to the Board in accordance with Article 101.1.

109	REMUNERATION FOR PROFESSIONAL SERVICES

Any Director may act by himself or herself or his or her firm in a professional capacity for the Company and he or his firm or she and her firm shall be entitled to a remuneration for professional services as if he or she was not a Director, provided that nothing herein contained shall authorise a Director or his or her firm to act as the Auditors.

110	DIRECTORSHIPS OF OTHER COMPANIES

Any Director may continue to be or become a Director of, or hold any other office or place of profit under, any other company in which the Company may be interested, and no such Director shall be accountable for any remuneration, salary, commission, participation in profits, pension, superannuation or other benefits received by him or her as a director of, or holder of any other office or place of profit under, or shareholder of, any such other company.  The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it may think fit (including the exercise thereof in favour of any resolution appointing the directors or any of the directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

SECRETARY

111	SECRETARY

111.1
Subject to the Statutes, the Board shall appoint a Secretary on such terms and conditions as it thinks fit.  The Board may remove a person appointed pursuant to this Article from office and appoint another or others in his or her place.

111.2
It shall be the duty of the Secretary to make and keep records of the votes, doings and proceedings of all meetings of the shareholders and Board of the Company, and of its Committees and to authenticate records of the Company.

111.3
Any provision of the Statutes or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

SEALS AND DOCUMENT AUTHENTICATION

112	SEAL

112.1
The Company shall have a common seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that regard and every instrument to which the Seal has been affixed shall be signed by any person who shall be either a Director or the Secretary or some other person authorised by the Board, either generally or specifically, for the purpose.

112.2
The Company may have for use in any place or places outside Ireland, a duplicate Seal or Seals each of which shall be a duplicate of the Seal of the Company except, in the case of a Seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word “Securities” and if the Board so determines, with the addition on its face of the name of every place where it is to be used.

113	DIRECTORS OR SECRETARY TO AUTHENTICATE OR CERTIFY

113.1
A Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company (including the memorandum of association and these Articles) and any resolutions passed by the Company or holders of a class of shares or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company, and may certify copies of or extracts from any such items as true copies or extracts.

113.2
A document purporting to be a copy of a resolution of the Board or an extract from the minutes of a meeting of the Board or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of the proceedings at a duly constituted meeting.

DIVIDENDS AND OTHER PAYMENTS

114	DECLARATION

Subject to the Statutes and these Articles, the Company may by Ordinary Resolution declare a dividend to be paid to shareholders according to their respective rights and interests in the profits of the Company.  No such dividend shall exceed the amount recommended by the Board.

115	INTERIM DIVIDENDS

Subject to the Statutes, the Board may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution.  If at any time the share capital is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears.  If the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any shares ranking after those with preferential rights.

116	ENTITLEMENT TO DIVIDENDS

116.1	Except as otherwise provided by these Articles or the rights attached to shares:

(A)	a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the shares on which the dividend is paid; and

(B)
dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

116.2	Except as otherwise provided by these Articles or the rights attached to shares:

(A)	a dividend may be paid in any currency or currencies decided by the Board; and

(B)	the Company may agree with a shareholder that any dividend declared or which may become due in one currency will be paid to the shareholder in another currency; and

(C)
the Directors can decide that a Depositary should receive dividends in a currency other than the currency in which they were declared and can make arrangements accordingly In particular, if a Depositary has chosen or agreed to receive dividends in another currency, the Directors can make arrangements with the Depositary for payment to be made to the Depositary for value on the date on which the relevant dividend is paid, or a later date decided by the Directors, for which purpose the Board may use any relevant exchange rate current at any time as the Board may select for the purpose of calculating the amount of any shareholder’s entitlement to the dividend.

117	PAYMENT METHODS

117.1
The Company may pay a dividend, interest or other amount payable in respect of a share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated share) through the Uncertificated System in accordance with any authority given to the Company to do so (whether in writing, through the Uncertificated System or otherwise) by or on behalf of the shareholder in a form or in a manner satisfactory to the Board.  Any joint holder or other person jointly entitled to a share may give an effective receipt for a dividend, interest or other amount paid in respect of such share.

117.2	The Company may send a cheque, warrant or money order by post:

(A)	in the case of a sole holder, to his or her registered address;

(B)	in the case of joint holders, to the registered address of the person whose name stands first in the Share Register;

(C)	in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with Article 41 (notice to persons entitled by transmission);

(D)	in the case of a Depositary, and subject to the approval of the Directors, to such persons and postal addresses as the Depositary may direct; or

(E)	in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

117.3
Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company.  If payment is made by a bank or other funds transfer or through the Uncertificated System, the Company shall not be responsible for amounts lost or delayed in the course of transfer.  If payment is made by or on behalf of the Company through the Uncertificated System:

(A)
the Company shall not be responsible for any default in accounting for such payment to the shareholder or other person entitled to such payment by a bank or other financial intermediary of which the shareholder or other person is a customer for settlement purposes in connection with the Uncertificated System; and

(B)	the making of such payment in accordance with any relevant authority referred to in Article 117.1 above shall be a good discharge to the Company.

117.4	The Board may:

(A)	lay down procedures for making any payments in respect of uncertificated shares through the Uncertificated System;

(B)	allow any holder of uncertificated shares to elect to receive or not to receive any such payment through the Uncertificated System; and

(C)	lay down procedures to enable any such holder to make, vary or revoke any such election.

117.5	The Board may lay down procedures for making any payments in respect of shares represented by Depositary Interests

117.6
The Board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he or she has provided any evidence of his or her entitlement that the Board may reasonably require.

118	DEDUCTIONS

The Board may deduct from any dividend or other amounts payable to any person in respect of a share all such sums as may be due from him or her to the Company on account of calls or otherwise in relation to that share.

119	INTEREST

No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

120	UNCLAIMED DIVIDENDS

All unclaimed dividends or other monies payable by the Company in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed.  The payment of any unclaimed dividend or other amount payable by the Company in respect of a share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of twelve (12) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

121	UNCASHED DIVIDENDS

If, in respect of a dividend or other amount payable in respect of a share:

(A)	a cheque, warrant or money order is returned undelivered or left uncashed; or

(B)
a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Uncertificated System in relation to any uncertificated shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such share to such person until he or she notifies the Company of an address or account to be used for such purpose.

122	DIVIDENDS IN KIND

A general meeting declaring a dividend may, upon the recommendation of the Board, direct that it shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Board may settle it as it thinks fit. In particular (without limitation), the Board may:

(A)	issue fractional certificates or ignore fractions;

(B)	fix the value for distribution of any assets, and may determine that cash shall be paid to any shareholder on the footing of the value so fixed in order to adjust the rights of shareholders; and

(C)	vest any assets in trustees on trust for the persons entitled to the dividend.

123	SCRIP DIVIDENDS

123.1
The Board may, with the prior authority of an Ordinary Resolution and subject to such terms and conditions as the Board may determine, offer any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the Ordinary Resolution, subject to the Statutes and to the provisions of this Article.

123.2
An Ordinary Resolution under Article 123.1 may specify a particular dividend (whether or not declared), or may specify all or any dividends declared within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the Ordinary Resolution is passed.

123.3
The entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be the cash amount, disregarding any tax credit, (or as near to such cash amount as the Board considers appropriate) that such holder would have received by way of dividend.  For this purpose, “relevant value” shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares for the day on which the Ordinary Shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the Ordinary Resolution.  A written confirmation or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

123.4
The Board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the Ordinary Resolution referred to in Article 123.1), including (without limitation):

(A)	the giving of notice to holders of the right of election offered to them;

(B)	the provision of forms of election and/or a facility and a procedure for making elections through the Uncertificated System (whether in respect of a particular dividend or dividends generally);

(C)	determination of the procedure for making and revoking elections;

(D)	the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(E)
the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned);

(F)
the exclusion from any offer of any holders of Ordinary Shares where the Board considers that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them; and

(G)	the exclusion from any offer of, or the making of any special formalities in connection with any offer to, any holders of Ordinary Shares represented by Depositary Interests

123.5
The Directors can exclude or restrict the right to elect to receive new Ordinary Shares under this Article 123 in the case of any shareholder or other person who is a Depositary if the election by the people on whose behalf the Depositary holds the beneficial interest in the shares would involve the contravention of the laws of any territory or if for any other reason the Board determines that the offer should not be made to such persons.

123.6
The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which a valid election has been made (the “elected Ordinary Shares”).  Instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined under this Article.  For such purpose, the Board may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, undenominated capital account, revaluation reserve, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis.

123.7
The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

123.8	The Board may:

(A)
do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the shareholders interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(B)
establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder of such shares; and

(C)
terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

124	RESERVES

The Board may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit.  Such sums standing to reserve may be applied, at the Board’s discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board thinks fit.  The Board may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit.  The Board may also carry forward any profits without placing them to reserve.

125	CAPITALISATION OF PROFITS AND RESERVES

125.1	Subject to the Act, the Board may with the authority of an ordinary resolution of the Company:

(A)
subject to the provisions of this Article, resolve to capitalise any of the Company’s profits available for distribution and/or any sum, for the time being, standing to the credit of any of the Company’s other reserves, reserve accounts or funds, by whatever name called and whether distributable or non-distributable (including, without limitation, the share premium account, the undenominated capital account, any unrealised revaluation reserves, any capital redemption reserves and any merger reserves), if any;

(B)
appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant board resolution who, unless provided otherwise in the ordinary resolution, would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(C)
apply that sum on behalf of the members or the members of any class either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal value or nominal value plus share premium, as the case may be, equal to the sum capitalised, but the share premium account, the undenominated capital account, any revaluation reserves, any capital redemption reserves, any merger reserves and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up in full unissued shares to be allotted to the members or the members of any class of a nominal value or nominal value plus share premium equal to the sum capitalised;

(D)
allot the shares, debentures or other obligations credited as fully paid to those members or members of any class, or as they may direct, in those proportions, or partly in one way and partly in the other;

(E)
where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(F)	authorise any person to enter into an agreement with the Company on behalf of all the members or members of any class concerned providing for either:

(1)	the allotment to the members or members of any class respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(2)
the payment up by the Company on behalf of the members of members of any class of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

(G)	and any agreement made under that authority shall be binding on all such members or members of any class, as the case may be; and

(H)	generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

126	BOARD TO FIX DATE

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject to the Statutes the Company or the Board may:

(A)
fix any date (the “record date”) as the date at the close of business (or such other time as the Board may decide) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular; a record date may be on or at any time before any date on which such item is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) after any date on which such item is recommended, resolved, declared or announced; and

(B)
for the purposes of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, specify in the notice of meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting.  Changes to the register after the time specified by virtue of this Article 126 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

ACCOUNTS

127	ACCOUNTING RECORDS

127.1	The Company shall cause to be kept adequate accounting records, whether in the form of documents, electronic form or otherwise, that:

(A)	correctly record and explain the transactions of the Company;

(B)	will at any time enable the assets, liabilities, financial position and profit or loss of the Company to be determined with reasonable accuracy;

(C)	will enable the Directors to ensure that any financial statements of the Company complies with the requirements of the Act; and

(D)	will enable those financial statements of the Company to be readily and properly audited.

127.2
The accounting records shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year.  Adequate accounting records shall be deemed to have been maintained if they comply with the provisions of the Act and explain the Company's transactions and facilitate the preparation of financial statements that give a true and fair view of the assets, liabilities, financial position and profit and loss of the Company and, if relevant, the Group and include any information and returns referred to in section 283(2) of the Act.

127.3
The accounting records shall be kept at the Registered Office or, subject to the provisions of the Act, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

127.4
In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such statutory financial statements of the Company and reports as are required by the Act to be prepared and laid before such meeting.

128	ACCESS TO ACCOUNTING RECORDS

No shareholder (other than an officer of the Company) shall have any right of inspecting any accounting record or other document of the Company unless he or she is authorised to do so by statute, by order of the court, by the Board or by an Ordinary Resolution.  No shareholder shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the shareholders of the Company to communicate to the public.

129	DISTRIBUTION OF ANNUAL ACCOUNTS

129.1
A copy of the statutory financial statements of the Company (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report or summary financial statements prepared in accordance with section 1119 of the Act shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than twenty-one (21) clear days before the date of the annual general meeting, to every person entitled under the provisions of the Act to receive them; provided that in the case of those documents sent by electronic mail or any other electronic means, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes, and provided further that where the Directors elect to send summary financial statements to the shareholders, any shareholder may request that he or she be sent a hard copy of the statutory financial statements of the Company.

129.2	For the purposes of this Article, copies of those documents are also to be treated as sent to a person where:

(A)	the Company and that person have agreed to that person having access to the documents on a website (instead of their being sent to such person);

(B)	the documents are documents to which that agreement applies; and

(C)	that person is notified, in a manner for the time being agreed for the purpose between such person and the Company, of:

(1)	the publication of the documents on a website;

(2)	the address of that website; and

(3)	the place on that website where the documents may be accessed, and how they may be accessed.

In this Article, “address” includes any number or address used for the purpose of communication by electronic means.

(D)
For the purposes of this Article, documents treated in accordance with Article 129.2 as sent to any person are to be treated as sent to such person not less than twenty one (21) days before the date of a meeting if, and only if:

(1)	the documents are published on the website throughout a period beginning at least twenty one (21) days before the date of the meeting and ending with the conclusion of the meeting; and

(2)	the notification given for the purposes of Article 129.2(C) is given not less than twenty one (21) days before the date of the meeting.

129.3	Nothing in Article 129.2 shall invalidate the proceedings of a meeting where:

(A)	any documents that are required to be published as mentioned in Article 129.2(C)(1) are published for a part, but not all, of the period mentioned in that Article; and

(B)	the failure to publish those documents throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

129.4
This Article shall not require a copy of the documents referred to in Article 129.1 to be sent to any person who is not entitled to receive notices of general meetings, any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

129.5
Where copies of documents are sent out pursuant to this Article over a period of days, references elsewhere in the Act to the day on which those copies are sent out shall be read as references to the last day of that period.

AUDIT

130	APPOINTMENT OF AUDITORS

Auditors shall be appointed and their duties regulated in accordance with the Act, any other applicable law and such requirements not inconsistent with the Act as the Board may from time to time determine.

COMMUNICATIONS

131	COMMUNICATIONS

Any documents or information to be sent or supplied by or to the Company may be sent or supplied in hard copy form, in electronic form or by means of a website to the extent permitted by the statutes and these Articles.

132	COMMUNICATIONS TO THE COMPANY

132.1	A document or information is validly sent or supplied by a shareholder to the Company in hard copy form if it is sent or supplied by hand or by post (in a prepaid envelope) to:

(A)	an address specified by the Company for the purpose;

(B)	the Registered Office; or

(C)	an address to which any provision of the Statutes authorises the document or information to be sent or supplied.

132.2
A document or information may only be sent or supplied by a shareholder to the Company in electronic form if the Company has agreed by notice to the shareholders that the document or information may be sent or supplied in that form (and not revoked that agreement) or the Company is deemed to have so agreed by a provision of the Statutes.

132.3	Subject to Article 132.2 above, where a document or information is sent or supplied by electronic means, it may only be sent or supplied to an address:

(A)	specified for the purpose by the Company (generally or specifically); or deemed by a provision of the Statutes to have been so specified.

132.4
Without prejudice or limitation to the foregoing provisions of this Article 132, for the purposes of these Articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and the notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

133	COMMUNICATIONS BY THE COMPANY OR THE BOARD IN HARD COPY FORM

133.1	A document or information sent or supplied by the Company or the Board in hard copy form must be:

(A)	handed to the intended recipient; or

(B)	sent or supplied by hand or by post (in a pre-paid envelope):

(1)	to an address specified for the purpose by the intended recipient;

(2)	to a company at its registered office;

(3)	to a person in his or her capacity as a shareholder, at his or her address as shown in the register;

(4)	to a person in his or her capacity as a Director, at his or her address as shown in the register of Directors; or

(5)	to an address to which any provision of the Statutes authorises the document or information to be sent or supplied.

133.2	Where the Company is unable to obtain any address falling within Article 132.1 above, the document or information may be sent or supplied to the intended recipient’s last address known to the company.

134	COMMUNICATIONS BY THE COMPANY IN ELECTRONIC FORM

134.1
A document or information (including the Company’s audited accounts and the directors’ and auditor’s reports thereon) may only be sent or supplied by the Company or the Board by electronic means to a person or company who has agreed (generally or specifically) that the document or information may be sent or supplied in that form (and not revoked that agreement).  Any such consent requirement shall be deemed to have been satisfied where the Company has written to the shareholder informing him or her of its intention to use electronic communications for such purposes and the shareholder has not, within four (4) weeks of the issue of such notice, served an objection in writing on the Company to such proposal.  Where a shareholder has given, or is deemed to have given his or her consent to the receipt by such shareholder of electronic mail or other electronic means approved by the Directors, he or she may revoke such consent at any time by requesting the Company to communicate with him or her in documented form; provided however that such revocation shall not take effect until five (5) days after written notice of the revocation is received by the Company.

134.2	Where the document or information is sent or supplied by electronic means, it may only be sent or supplied to an address:

(A)	specified for the purpose by the intended recipient (generally or specifically); or

(B)	where the intended recipient is a company, deemed by a provision of the Statutes to have been so specified.

135	COMMUNICATIONS BY THE COMPANY BY MEANS OF A WEBSITE

135.1	A document or information may only be sent or supplied by the Company to a person by being made available on a website if the person:

(A)	has agreed (generally or specifically) that the document or information may be sent or supplied to him or her in that manner; or

(B)	is taken to have so agreed in accordance with the Statutes, and has not revoked that agreement.

135.2
A document or information authorised or required to be sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient to read it (and see any images contained in it) with the naked eye and to retain a copy of it.

135.3	The Company must notify the intended recipient of:

(A)	the presence of the document or information on the website;

(B)	the address of the website;

(C)	the place on the website where it may be accessed; and

(D)	how to access the document or information.

135.4	The document or information is taken to be sent:

(A)	on the date on which the notification required by Article 135.3 above is sent; or

(B)	if later, the date on which the document or information first appears on the website after that notification is sent.

135.5	The Company must make the document or information available on the website throughout:

(A)	the period specified by any applicable provision of the Statutes; or

(B)	if no such period is specified, the period of twenty eight (28) days beginning with the date on which the notification required by Article 135.3 is sent to the person in question.

A failure to make a document or information available on a website throughout the period mentioned in this Article 135.5 shall be disregarded if (1) it is made available on the website for part of that period and (2) the failure to make it available throughout that period is wholly attributable to circumstances that it would not be reasonable to have expected the Company to prevent or avoid.

135.6	A notice of a general meeting of the Company given by means of a website must:

(A)	state that it concerns a notice of a meeting of the Company;

(B)	specify the place, date and time of the meeting; and

(C)	state whether the meeting is to be an annual general meeting.

136	COMMUNICATIONS BY OTHER MEANS

136.1
A document or information that is sent or supplied to the Company otherwise than in hard copy form, by electronic means or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the Company.

136.2
A document or information that is sent or supplied by the Company or the Board otherwise than in hard copy form, by electronic means or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient.

137	FAILURE TO DELIVER BY ELECTRONIC MEANS

If any document or information has been sent or supplied by electronic means in accordance with Article 134 to any shareholder at his or her address specified for the purpose or deemed to be so specified and the Company becomes aware of a failure in delivery (and subsequent attempts to send or supply such document or information by electronic means also result in a failure in delivery), the Company shall either:

(A)	send or supply a hard copy of such document or information to such shareholder; or

(B)	notify such shareholder of the information set out in Article 135.3, in each case in the manner described in Article 133.1.

138	WHEN SERVICE IS EFFECTED ON A MEMBER

138.1	Where a document or information is, under Article 133.1, sent or supplied by post, service or delivery to a shareholder it shall be deemed to be effected:

(A)
if sent by first class post or special delivery post from an address in Ireland to another address in Ireland or from an address in the United States to another address in the United States, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, at the expiration of twenty four (24) hours after the time when the cover containing the same is posted; or

(B)
in any other case, on the third day following that on which the document or information was posted, and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed and posted.

138.2
Where a document or information is, under Article 134, sent or supplied by electronic means to an address specified for the purpose by the intended recipient, service or delivery shall be deemed to be effected on the same day on which it is sent or supplied and in proving such service it will be sufficient to prove that it was properly addressed.

138.3
Where a document or information is, under Article 135, sent or supplied by means of a website, service or delivery shall be deemed to be effected when (a) the material is first made available on the website or (b) if later, when the recipient received (or, in accordance with this Article 138.3, is deemed to have received) notification of the fact that the material was available on the website.

139	NOTICE BY ADVERTISEMENT

139.1
If at any time by reason of the suspension or curtailment of postal services within Ireland, the United States or such other jurisdiction as the Board may consider appropriate for the service of notice, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by notice advertised on the same date in at least one national newspaper in Ireland and/or the United States and/or such other jurisdiction as the Board may consider appropriate for the service of notices (as applicable) and such notice shall be deemed to have been duly served on all shareholders entitled thereto on the day when the advertisement appears.  In any such case the Company shall send confirmatory copies of the notice by post if at least six clear days prior to the meeting the posting of notices to addresses throughout Ireland, the United States or such other jurisdiction as the Board may consider appropriate for the service of notices (as applicable) again becomes practicable.

139.2
Notwithstanding anything in the Statutes or these Articles, if by reason of suspension or curtailment of postal services within Ireland, the United States or such other jurisdiction as the Board may consider appropriate for the service of notices, the Company is unable in the opinion of the Board to deliver the documents referred to in Article 129.1, as the case may be, to persons entitled thereto by the time therein prescribed, the Company may nevertheless proceed validly to convene and hold the general meeting before which such documents are to be laid by giving notice of such meeting in accordance with Article 138.1, but so that the reference in the final sentence of that Article to “confirmatory copies of the notice” shall be read to include the relevant documents referred to in Article 129 and the reference therein to “six clear days” shall be read as “three clear days” and provided always that such documents shall be made available for inspection during normal business hours at the Registered Office throughout the period from the date of publication of the notice convening such meeting until the date of the meeting and also at the meeting itself.

140	DOCUMENTS AND INFORMATION TO JOINT HOLDERS

All notices directed to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the register, and notice so given shall be sufficient notice to all the holders of such share.

141	SERVICE OF DOCUMENTS AND INFORMATION ON PERSONS ENTITLED TO SHARES BY TRANSMISSION

A person entitled to a share in consequence of the death or bankruptcy of a shareholder upon supplying to the Company such evidence as the Board may reasonably require to show his or her title to the share, and upon supplying also an address in Ireland or the United States or such other jurisdiction as the Board may consider appropriate for the service of notices, shall be entitled to have served upon or delivered to him or her at such address any notice or document to which the shareholder, but for his or her death or bankruptcy, would be entitled, and such service or delivery shall for all purposes be deemed to be sufficient service for delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him or her) in the share.  Save as aforesaid any notice or document delivered or sent by post to or left at the address of any shareholder in pursuance of these presents shall, notwithstanding that such shareholder be then dead or bankrupt, and whether or not the Company shall have notice of his or her death or bankruptcy, be deemed to have been duly served or delivered in respect of any share registered in the name of such shareholder as sole or first named joint holder.

142	MEMBERS NOT ENTITLED TO NOTICES, DOCUMENTS AND INFORMATION

A shareholder who has not supplied to the Company an address for the service of notices shall not be entitled to receive notices from the Company.

143	DOCUMENT DESTRUCTION

143.1	The Company may destroy:

(A)	any share certificate or other evidence of title to shares which has been cancelled at any time after one year from the date of such cancellation;

(B)
any mandate for the payment of dividends or other amounts or any variation or cancellation of such mandate or any other instruction concerning the payment of monies or any notification of change of name or address at any time after two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(C)	any instrument or other evidence of transfer of shares or renunciation of an allotment of shares which has been registered at any time after six years from the date of registration; and

(D)
any other document on the basis of which an entry in the Register is made at any time after six years from the date an entry in the Register was first made in respect of it, and the Company may destroy any such document earlier than the relevant date, provided that a permanent record of the document is made (on microfilm, computer disc or otherwise) which is not destroyed before that date.

143.2
It shall be conclusively presumed in favour of the Company that every entry in the Share Register purporting to have been made on the basis of a document destroyed in accordance with this Article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was valid and was duly cancelled and that every other document so destroyed was valid and effective in accordance with the recorded particulars in the records of the Company, provided that:

(A)	this Article shall apply only to the destruction of a document in good faith and without express notice of any claim (regardless of the parties to it) to which the document might be relevant;

(B)
nothing in this Article imposes on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

(C)	references in this Article to the destruction of any document include references to the disposal of it in any manner.

MISCELLANEOUS

144	WINDING UP

144.1
If the Company shall be wound up and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. Provided that this Article shall not affect the rights of the holders of shares issued upon special terms and conditions.

144.2

(A)
In case of a sale by the liquidator under the Act, the liquidator may by the contract of sale agree so as to bind all the shareholders for the allotment to the shareholders directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting shareholders conferred by the said section.

(B)
The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

144.3
If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Act, may divide among the shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.  The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he or she determines, but so that no shareholder shall be compelled to accept any assets upon which there is a liability.

145	INDEMNITY AND INSURANCE

145.1
Subject to the provisions of and so far as may be admitted by the Act, every Director and the Secretary of the Company and, every director and secretary of any associated company of the Company, shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as an officer or employee of the Company and in which judgement is given in his or her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the Court.

145.2
The Company shall have power to purchase and maintain, for any Director, the Secretary or other officers or employees of the Company, and every director, secretary or any employees of any associated company of the Company, insurance against any such liability as referred to section 235 of the Act.

145.3
As far as is permissible under the Act, the Company shall indemnify any current or former executive officer of the Company (excluding any present or former Directors of the Company or Secretary of the Company), or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any associated company of the Company (each individually, a "Covered Person"), against any expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was or is threatened to be made a party, or is otherwise involved (a "proceeding"), by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to the Company, or (b) such Covered Person's conscious, intentional or wilful breach of the obligation to act honestly and in good faith with a view to the best interests of the Company.  Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Act or to any person holding the office of auditor in relation to the Company.

145.4
In the case of any threatened, pending or completed action, suit or proceeding by or in the name of the Company, the Company shall indemnify each Covered Person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company, or for conscious, intentional or wilful breach of his or her obligation to act honestly and in good faith with a view to the best interests of the Company, unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.  Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Act or to any person holding the office of auditor in relation to the Company.

145.5
Any indemnification under this Article (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this Article. Such determination shall be made by any person or persons having the authority to act on the matter on behalf of the Company.  To the extent, however, that any Covered Person has been successful on the merits or otherwise in defence of any proceeding, or in defence of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without necessity of authorisation in the specific case.

145.6
As far as permissible under the Act, expenses, including attorneys' fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this Article shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of an undertaking by the particular indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company pursuant to these Articles.

145.7
It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these Articles, any agreement, any insurance purchased by the Company, vote of shareholders or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth.  As used in this Article, references to the "Company" include all constituent companies in a scheme of arrangement, consolidation or merger in which the Company or a predecessor to the Company by scheme of arrangement, consolidation or merger was involved.  The indemnification provided by this Article shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of their heirs, executors, and administrators.

145.8
The Company may additionally indemnify any employee or agent of the Company or any director, executive, employee or agent of any associated company of the Company to the fullest extent permitted by law.

146	DISPUTE RESOLUTION

146.1
The courts of Ireland shall have exclusive jurisdiction to determine any dispute related to or connected with (a) any derivative claim in respect of a cause of action vested in the Company or seeking relief on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary or other duty owed by any Director or officer or other employee of the Company to the Company or the Company's shareholders, or (c) any action asserting a claim against the Company or any Director or officer or other employee of the Company arising under the laws of Ireland or pursuant to any provision of the Articles (as either may be amended from time to time).

146.2
Damages alone may not be an adequate remedy for any breach of this Article 146, so that, in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

146.3	The governing law of the Articles is the substantive law of Ireland.

146.4	For the purposes of this Article 146:

(A)	a “dispute” shall mean any dispute, controversy or claim;

(B)	references to “Company” shall be read so as to include each and any of the Company’s subsidiary undertakings from time to time; and

(C)
“Director” shall be read so as to include each and any Director of the Company from time to time in his or her capacity as such or as an employee of the Company and shall include any former Director of the Company.

WE, the several persons whose names and addresses are subscribed, wish to be formed into a company in pursuance of this Memorandum of Association and we agree to take the number of shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER

Carmel Molloy, Secretary, 32, Downside, Skerries, Co. Dublin	One

Susan Murray, Secretary, 94, Huntstown Rise, Mulhuddart, Dublin 15.
One

TOTAL SHARES TAKEN:	Two

Dated this 13th	day of December	1991

Witness to the above signatures:-

Veronica Donnelly, Computer Manager, The Law Society, Blackhall Place, Dublin 7.